UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CUBIST PHARMACEUTICALS, INC.

(Name of Subject Company)

CUBIST PHARMACEUTICALS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

229678107

(CUSIP Number of Common Stock)

Thomas J. DesRosier

Executive Vice President, Chief Legal and Administrative Officer

Cubist Pharmaceuticals, Inc.

65 Hayden Avenue

Lexington, Massachusetts 02421

(781) 860-8660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Christopher D. Comeau

Paul M. Kinsella

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is Cubist Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 65 Hayden Avenue, Lexington, Massachusetts 02421, and the telephone number of its principal executive offices is (781) 860-8660.

(b)	Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (the “Shares”). As of December 4, 2014, there were 76,421,535 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

(b)	Tender Offer.

This Schedule 14D-9 relates to the tender offer by Mavec Corporation, a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation (“Parent”), to purchase all of the outstanding Shares at a purchase price of $102.00 per Share net to the seller in cash, without interest, but subject to any required withholding of taxes (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 19, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on December 19, 2014. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 8, 2014, by and among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (“DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (1) Shares owned by Parent, Purchaser or the Company or any direct or indirect wholly-owned subsidiary of Parent or the Company, including all Shares held by the Company as treasury stock, or (2) Shares that are held by any stockholder who is entitled to demand and properly demands appraisal pursuant to, and who complies in all respects with the provisions of, Section 262 of the DGCL with respect to such Shares) will be converted into the right to receive the Offer Price from Purchaser (or any such higher price per Share as may be paid in the Offer, the “Merger Consideration”). The Merger Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

Parent formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of Parent and Purchaser are located at 2000 Galloping Hill Drive, Kenilworth, NJ 07033.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Schedule 14D-9 or in the excerpts from the Company’s 2014 Definitive Proxy Statement, dated April 21, 2014 (the “2014 Proxy Statement”), filed as Exhibit (e)(2) to this Schedule 14D-9 (and incorporated by reference into this Item 3), as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. For further information with respect to these matters, see the 2014 Proxy Statement under the headings: “Management Stockholders”; “Director Compensation”; “Compensation Discussion & Analysis”; “Summary Compensation Table”; “Grants of Plan-Based Awards in 2013”; “Outstanding Equity Awards at 2013 Fiscal Year End”; “Option Exercises and Stock Vested in 2013”; and “Termination of Employment and Change-in-Control Agreements.”

(a)	Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer and the Merger.

Interests of Certain Persons

Certain members of management and the Company’s board of directors (the “Company Board”) may be deemed to have certain interests in the Offer and Merger that are different from or in addition to the interests of the Company’s stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in determining to approve the Offer and Merger.

Treatment of Shares, Stock Options and Restricted Stock Units In Connection with the Offer and Merger

Treatment of Shares

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the other stockholders of the Company. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer that are not tendered into the Offer will be converted into the right to receive the Merger Consideration at the Effective Time.

The approximate value of the cash payments that each director and executive officer of the Company would receive in exchange for his or her Shares in the Offer if they were to tender their Shares is set forth in the table below. This information is based on the number of Shares held by the Company’s directors and executive officers as of December 4, 2014.

Name of Executive Officer or Director	Number of Shares	Cash Consideration for Shares ($)
Michael Bonney	183,642	$18,731,484
Thomas DesRosier	2,301	234,702
Steven Gilman	30,449	3,105,798
Robert Perez	52,337	5,338,374

Name of Executive Officer or Director	Number of Shares	Cash Consideration for Shares ($)
Michael Tomsicek	7,331	$747,762
Patrick Vink	5,496	560,592
Kenneth Bate	9,615	980,730
Mark Corrigan	7,501	765,102
Jane Henney	4,644	473,688
Nancy Hutson	5,951	607,002
Alison Lawton	4,717	481,134
Kenneth Martin	—	—
Leon Moulder, Jr.	11,101	1,132,302
Martin Soeters	10,397	1,060,494

Treatment of Stock Options

Each option to acquire Shares (a “Stock Option”) (whether held by directors, executive officers or other employees) that is outstanding and unvested immediately prior to the time Parent accepts validly tendered Shares for purchase (the “Acceptance Time”) will vest in full at the Acceptance Time. If the Merger is consummated following the Offer, all unexercised Stock Options outstanding (whether held by directors, executive officers or other employees) immediately prior to the Effective Time will be cancelled, and the holders thereof will receive cash (subject to any applicable withholding of taxes required by applicable law) equal to the excess, if any, of the Offer Price over the per Share exercise price of the respective Stock Options multiplied by the total number of Shares subject to the unexercised Stock Options they hold immediately prior to the Effective Time.

The approximate value of the cash payments that each director and executive officer of the Company will receive in exchange for cancellation of his or her Stock Options (assuming that each such director and executive officer does not otherwise exercise any outstanding and vested stock options prior to the Effective Time) is set forth in the table below. This information is based on the number of Stock Options held by the Company’s directors and executive officers as of December 4, 2014.

Name of Executive Officer or Director	Number of Shares Subject to Vested Stock Option	Cash Consideration for Vested Stock Options ($)	Number of Shares Subject to Unvested Stock Options	Cash Consideration for Unvested Stock Options ($)	Total Cash Consideration for Stock Options in Merger ($)
Michael Bonney	1,137,497	$86,227,331	302,097	$14,716,299	$100,943,630
Thomas DesRosier	32,595	1,655,269	71,045	3,234,512	4,889,782
Steven Gilman	161,818	11,032,553	84,336	4,335,823	15,368,376
Robert Perez	463,435	33,557,723	153,827	7,411,597	40,969,320
Michael Tomsicek	71,492	4,548,446	58,704	2,679,420	7,227,866
Patrick Vink	46,136	2,494,213	67,525	3,224,747	5,718,960
Kenneth Bate	155,468	11,747,091	7,856	277,474	12,024,565
Mark Corrigan	43,728	2,946,258	6,202	219,055	3,165,313
Jane Henney	26,216	1,506,058	7,899	319,789	1,825,847
Nancy Hutson	43,728	2,946,258	6,202	219,055	3,165,313
Alison Lawton	27,675	1,613,037	7,106	274,569	1,887,607
Kenneth Martin	6,119	230,435	14,769	541,679	772,115
Leon Moulder, Jr.	60,561	4,310,405	6,202	219,055	4,529,459
Martin Soeters	102,728	7,807,428	6,202	219,055	8,026,483

Treatment of Restricted Stock Units and Performance Restricted Stock Units

If the Merger is consummated following the Offer, under the terms of the Merger all restricted stock units (“RSUs”) outstanding immediately prior to the Acceptance Time, whether held by directors, executive officers or other employees, will vest in full. The vesting of RSUs subject to performance goals (“PRSUs”) as of the

Acceptance Time will be determined assuming that such performance goals have been achieved such that 100% of Shares subject to PRSUs granted in calendar year 2013, and 83.33% of the maximum number of Shares that may be delivered under the PRSUs granted in calendar year 2014 (the same portion that would be delivered upon achievement at the 100% target level) are earned. At the Effective Time, the Shares issued under any RSUs and PRSUs will be cancelled and converted into a right to receive the Offer Price (subject to any applicable withholding of taxes required by applicable law).

The approximate value of the cash payments that each director and executive officer of the Company will receive in exchange for cancellation of his or her RSUs and PRSUs is set forth in the table below. This information is based on the number of RSUs and PRSUs held by the Company’s directors and executive officers as of December 4, 2014.

Name of Executive Officer or Director	Number of RSUs		Cash Consideration for RSUs ($)	Number of PRSUs	Cash Consideration for PRSUs ($)	Total Cash Consideration for RSUs and PRSUs in Merger($)
Michael Bonney	27,000	(1)	$2,754,000	97,485	$9,943,470	$12,697,470
Thomas DesRosier	12,032		1,227,264	4,356	444,312	1,671,576
Steven Gilman	21,411		2,183,922	11,858	1,209,516	3,393,438
Robert Perez(2)	37,979		3,873,858	20,345	2,075,190	5,949,048
Michael Tomsicek	16,370		1,669,740	7,033	717,366	2,387,106
Patrick Vink(3)	11,729		1,196,358	8,725	889,950	2,086,308
Kenneth Bate	2,137		217,974	—	—	217,974
Mark Corrigan	1,687		172,074	—	—	172,074
Jane Henney	1,687		172,074	—	—	172,074
Nancy Hutson	1,687		172,074	—	—	172,074
Alison Lawton	1,687		172,074	—	—	172,074
Kenneth Martin	1,687		172,074	—	—	172,074
Leon Moulder, Jr.	1,687		172,074	—	—	172,074
Martin Soeters	1,687		172,074	—	—	172,074

(1)	On December 7, 2014, the Compensation Committee of the Company Board approved an amendment to the Bonney Separation Agreement (as defined below) to permit Mr. Bonney’s unvested RSUs to remain outstanding following his retirement on December 31, 2014 until the earlier of (i) their scheduled vesting date and (ii) the consummation of a change in control occurring on or prior to June 15, 2015. 17,500 of such RSUs are scheduled to vest prior to June 15, 2015, so if a change in control does not occur prior to such date, Mr. Bonney will forfeit 9,500 of the RSUs reflected in the table above.
(2)	In connection with Mr. Perez’s promotion to Chief Executive Officer, effective January 1, 2015, the Company agreed to grant him Stock Options on January 1, 2015 with a grant date value of $2.5 million and a PRSU grant on February 15, 2015 with a grant date value of $2.5 million. On December 7, 2014, the Compensation Committee of the Company Board approved an amendment to Mr. Perez’s agreement, such that he would receive RSUs with a grant date value of $1.25 million on January 1, 2015, but the remainder of his award, Stock Options with a grant date value of $2.5 million and PRSUs with a grant date value of $1.25 million, would not be granted until June 15, 2015 and only if the Offer has not been consummated. The RSUs expected to be granted to Mr. Perez on January 1, 2015 are not reflected in the table above.
(3)	In connection with Dr. Vink’s promotion to Chief Operating Officer, effective January 1, 2015, the Company agreed to grant him Stock Options with a grant date value of $1,500,000 and RSUs with a grant date value of $750,000 on January 1, 2015, as well as a PRSU grant on February 15, 2015 with a grant date value of $750,000. On December 7, 2014, the Compensation Committee of the Company Board approved an amendment to Dr. Vink’s agreement, such that he would receive RSUs with a grant date value of $750,000 on January 1, 2015, but the remainder his award, Stock Options with a grant date value of $1.5 million and PRSUs with a grant date value of $750,000, would not be granted until June 15, 2015 and only if the Offer has not been consummated. The RSUs expected to be granted to Dr. Vink on January 1, 2015 are not reflected in the table above.

The following table sets forth the approximate amount of payments that each director and executive officer of the Company is entitled to receive in connection with the consummation of the Offer and Merger as a result of the Company equity interests held by each director and executive officer as of December 4, 2014. The table does not include any payments the executive officers may be entitled to if the employment of executive officers is terminated in connection with the Offer. Such payments are detailed below in the section entitled “Employment and Severance Agreements.”

Name of Executive Officer or Director	Cash Consideration for Shares	Cash Consideration for Stock Options	Cash Consideration for RSUs and PRSUs		Total Cash Consideration in connection with Offer and Merger ($)
Michael Bonney	$18,731,484	$100,943,630	$12,697,470	(1)	$132,372,584
Thomas DesRosier	234,702	4,889,782	1,671,576		6,796,060
Steven Gilman	3,105,798	15,368,376	3,393,438		21,867,612
Robert Perez	5,338,374	40,969,320	5,949,048	(2)	52,256,742
Michael Tomsicek	747,762	7,227,866	2,387,106		10,362,734
Patrick Vink	560,592	5,718,960	2,086,308	(3)	8,365,860
Kenneth Bate	980,730	12,024,565	217,974		13,223,269
Mark Corrigan	765,102	3,165,313	172,074		4,102,489
Jane Henney	473,688	1,825,847	172,074		2,471,609
Nancy Hutson	607,002	3,165,313	172,074		3,944,389
Alison Lawton	481,134	1,887,607	172,074		2,540,815
Kenneth Martin	—	772,115	172,074		944,189
Leon Moulder, Jr.	1,132,302	4,529,459	172,074		5,833,835
Martin Soeters	1,060,494	8,026,483	172,074		9,259,051

(1)	On December 7, 2014, the Compensation Committee of the Company Board approved an amendment to the Bonney Separation Agreement to permit Mr. Bonney’s unvested RSUs to remain outstanding following his retirement on December 31, 2014 until the earlier of (i) their scheduled vesting date and (ii) the consummation of a change in control occurring on or prior to June 15, 2015. 17,500 of such RSUs are scheduled to vest prior to June 15, 2015, so if a change in control does not occur prior to such date, Mr. Bonney will forfeit 9,500 of the RSUs reflected in the table above.
(2)	In connection with Mr. Perez’s promotion to Chief Executive Officer, effective January 1, 2015, the Company agreed to grant him Stock Options on January 1, 2015 with a grant date value of $2.5 million and a PRSU grant on February 15, 2015 with a grant date value of $2.5 million. On December 7, 2014, the Compensation Committee of the Company Board approved an amendment to Mr. Perez’s agreement, such that he would receive RSUs with a grant date value of $1.25 million on January 1, 2015, but the remainder of his award, Stock Options with a grant date value of $2.5 million and PRSUs with a grant date value of $1.25 million, would not be granted until June 15, 2015 and only if the Offer has not been consummated. The grants expected to be made to Mr. Perez on January 1, 2015 are not reflected in the table above.
(3)	In connection with Dr. Vink’s promotion to Chief Operating Officer, effective January 1, 2015, the Company agreed to grant him Stock Options with a grant date value of $1,500,000 and RSUs with a grant date value of $750,000 on January 1, 2015, as well as a PRSU grant on February 15, 2015 with a grant date value of $750,000. On December 7, 2014, the Compensation Committee of the Company Board approved an amendment to Dr. Vink’s agreement, such that he would receive RSUs with a grant date value of $750,000 on January 1, 2015, but the remainder his award, Stock Options with a grant date value of $1.5 million and PRSUs with a grant date value of $750,000, would not be granted until June 15, 2015 and only if the Offer has not been consummated. The grants expected to be made to Dr. Vink on January 1, 2015 are not reflected in the table above.

Treatment of the Company’s 2014 Employee Stock Purchase Plan

The Company’s 2014 Employee Stock Purchase Plan (the “ESPP”) will continue to operate in accordance with its terms and past practice for a final option period, which is expected to end on December 31, 2014. Only current participants in the ESPP may continue to participate in the ESPP. The Company will suspend the commencement of any future option periods under the ESPP unless and until the Merger Agreement is terminated, and the ESPP will terminate as of the Acceptance Time.

The following table sets forth the number of Shares expected to be purchased by the executive officers under the ESPP at the end of the current option period on December 31, 2014 assuming: (i) the executive officers do not withdraw from the option period prior to such date, and (ii) a purchase price per Share equal to 85% of the fair market value of a Share at the beginning of the applicable offering period on July 1, 2014:

Name of Executive Officer	Number of Shares to be Purchased
Michael Bonney	—
Thomas DesRosier	148
Steven Gilman	102
Robert Perez	32
Michael Tomsicek	—
Patrick Vink	—

Employment and Severance Agreements

The Company is currently a party to retention letters with each of Michael Bonney, Thomas DesRosier, Steven Gilman, Robert Perez, Michael Tomsicek and Patrick Vink. The retention letters of the executive officers other than Mr. Bonney have a fixed term of three years (but extending for two years following a change-in-control of the Company) and provide for severance payments, consisting of a lump sum payment equal to 18 months of base salary plus the greater of the target bonus for the year in which the termination occurs and the previous year’s actual bonus payment and reimbursement for the Company-portion of the medical and dental coverage for 18 months, if the executive officer’s employment is terminated without “cause” or if the executive officer resigns for “good reason” within 24 months following a change-in-control of the Company. In connection with his appointment as Chief Executive Officer, Mr. Perez is party to a new retention letter effective January 1, 2015 that provides severance payments, consisting of a lump sum payment equal to 24 months of base salary plus the greater of the target bonus for the year in which the termination occurs and the previous year’s actual bonus payment and reimbursement for the Company-portion of medical and dental coverage for 24 months, if he is terminated without “cause” or resigns for “good reason” within 24 months after a change-in-control of the Company. Accordingly, the new retention letter will be in effect for Mr. Perez prior to the Acceptance Time. Termination benefits under the retention letters are not triggered solely by a change-in-control and are therefore considered “double trigger.”

Although Mr. Bonney is party to a retention letter, he is scheduled to retire on December 31, 2014, at which time his retention letter will terminate, and he will not be entitled to any future severance payments. On October 20, 2014, in connection with the announcement of his retirement, Mr. Bonney entered into a separation agreement with the Company (the “Bonney Separation Agreement”) pursuant to which his outstanding Stock Option awards will become fully vested and exercisable as of December 31, 2014 to the extent such Stock Option awards are unvested as of such date and will remain exercisable through the earlier of December 31, 2017 or the expiration date of the relevant Stock Option. In addition, Mr. Bonney’s performance-based restricted stock unit awards held as of December 31, 2014 will be eligible to be earned and vest in accordance with their respective terms without regard to any service-based vesting conditions. On December 7, 2014, the Compensation Committee of the Company Board approved an amendment to the Bonney Separation Agreement. The amendment allows Mr. Bonney’s 27,000 unvested restricted stock units to remain outstanding following his retirement on December 31, 2014 until the earlier of (i) their scheduled vesting date and (ii) the consummation of a change in control occurring on or prior to June 15, 2015, at which time the restricted stock units would vest in accordance with their terms (if a scheduled vesting date or the change in control transaction does not occur by June 15, 2015, any outstanding restricted stock units will be forfeited).

The retention letters provide that the equity incentives held by each executive officer will fully vest in the event the executive officer is entitled to severance payments in connection with a change-in-control of the Company. The retention letters and the Bonney Separation Agreement do not provide for any tax gross-up payments or other perquisites. As a result, if an executive officer is assessed any excise tax liability under Section 280G of the Internal Revenue Code as a result of payments and benefits received under a retention letter or a separation agreement in connection with a change-in-control, that executive officer is responsible for the payment of such excise tax.

For further information with respect to the executive officer’s retention letters and the Bonney Separation Agreement, see the information included in Item 8 under the heading “Additional Information — Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Indemnification of Executive Officers and Directors

The Merger Agreement provides that Parent and Purchaser will cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, existing in favor of the current or former directors, officers or employees of the Company for a period ending the later of (i) the expiration of the statutes of limitations applicable to such matters and (ii) six years after the Effective Time. The Merger Agreement also provides that after the Effective Time, Parent and the Surviving Company shall, jointly and severally, to the fullest extent permitted under applicable law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company against all obligations to pay a judgment, settlement, penalty, and reasonable expenses incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, and whether formal or informal, arising out of or pertaining to any action or omission, including any action or omission in connection with the fact that the indemnified party is or was an officer, director, employee, fiduciary or agent of the Company or its subsidiaries, or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at or after the Effective Time. The Company will also purchase “tail” directors and officers liability insurance coverage for a period of six years after the Effective Time that is at least as protective to such directors and officers as the coverage provided by such existing policies, and Parent will cause such tail coverage to be maintained in full force and effect for its full term.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Employment Agreements Following the Merger

As of the date of this Schedule 14D-9, Parent and Purchaser have informed the Company that none of the Company’s current executive officers have entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with the Surviving Corporation. Although it is possible that Parent may enter into employment or consultancy compensation, severance or other employee or consultant benefits arrangements with the Company’s executive officers and certain other key employees, as of the date of this Schedule 14D-9, no discussions have occurred between the Company’s executive officers and representatives of Parent, Purchaser or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach an agreement.

Effect of the Merger Agreement on Employee Benefits

The Merger Agreement provides that for the period from the Effective Time until (a) December 31, 2015, in the event the Effective Time occurs prior to February 28, 2015, and (b) the first anniversary of the Closing Date in the event the Effective Time occurs on or after February 28, 2015 (the “Continuation Period”), Parent will cause the Surviving Corporation to provide each Company employee employed by the Surviving Corporation at the Effective Time (“Current Employees”) who continues to be employed by the Surviving Corporation during the Continuation Period with (i) base compensation and annual target cash incentive compensation that is at least as favorable as at the Effective Time, (ii) benefits (excluding severance benefits and equity-based compensation and benefits) that are at least as favorable in the aggregate as the benefits provided by the Company immediately prior to the Effective Time and (iii) severance benefits that are no less favorable than the severance benefits provided under the Cubist Pharmaceuticals, Inc. 2014 Severance Plan, effective December 7, 2014. Each Current Employee will receive his or her unpaid 2014 cash bonus under the 2014 Short-Term Incentive Plan (the “STIP”) and the Performance-Based Management Incentive Plan (the “MIP”), as applicable, determined based on actual performance; provided that the maximum aggregate cash bonus payable will not exceed 125% of the target for all participants in the STIP and the MIP.

Parent will, and will cause the Surviving Corporation to, recognize all service of Current Employees to the Company and its Subsidiaries for vesting and eligibility purposes (but not for accrual purposes, except for vacation and other paid time off and severance, if applicable) under employee benefit plans of Parent, the Surviving Corporation and its subsidiaries, to the same extent as such service was taken into account prior to the Effective Time under the corresponding Company plans for these purposes, except to the extent such recognition would result in the duplication of benefits. Current Employees will not be subject to any eligibility requirements or pre-existing condition limitations under any employee health benefit plan of Parent, the Surviving Corporation or its subsidiaries for any condition for which they would have been entitled to coverage under the corresponding Company plans in which they participated prior to the Effective Time. Parent has agreed to, and has agreed to cause the Surviving Corporation and its subsidiaries to, give Current Employees credit under such employee benefit plans for any eligible expenses incurred by them or their covered dependents for purposes of satisfying all corresponding co-payment, co-insurance, deductibles and maximum out-of-pocket requirements applicable in respect of the year in which the Effective Time occurs.

Section 16 Matters

Pursuant to the Merger Agreement, the Company Board has adopted a resolution so that, to the extent permitted, the disposition of all Company equity securities pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”) will be an exempt transaction for purposes of Section 16 of the Exchange Act.

(b)	Arrangements with Purchaser and Parent.

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase filed as Exhibit (a)(1)(A) hereto and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Confidentiality Agreement

On November 3, 2014, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), which was subsequently amended on November 14, 2014. Under the terms of the Confidentiality Agreement, Parent agreed to keep confidential certain information furnished to Parent concerning the Company’s business in connection with the evaluation of a possible transaction between Parent and the Company and to use such information solely for the purpose of evaluating, negotiating and, if applicable, consummating the transaction. Parent also agreed, among other things, to standstill provisions that would automatically terminate following the announcement by the Company that it had entered into a definitive agreement contemplating a change of control transaction for the Company or the initiation of a tender offer for more than 50% of the Company’s outstanding voting securities.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of the Company Board.

After consideration, including review of the terms and conditions of the Offer in consultation with the Company’s management, as well as the Company’s financial and legal advisors, the Company Board, by unanimous vote at a meeting on December 7, 2014, (a) determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (b) approved, declared advisable and adopted the Merger Agreement and (c) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares into the Offer.

Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

(b)	Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

As part of its normal strategic review process, the Company Board and the Company’s senior management have periodically reviewed and evaluated strategic alternatives for the Company, and discussed strategic alternatives, valuation matters, and the state of the mergers and acquisitions market in the pharmaceutical industry with its financial advisors. The Company has also, from time to time in the past, received unsolicited overtures from other pharmaceutical companies expressing interest in a possible acquisition and engaged in discussions with various parties regarding potential business combinations. In the opinion of the Company’s management, none of those overtures was reasonably likely to be completed at a price that offered an attractive value to the Company’s stockholders, because of the circumstances in which the overtures were made, the absence of a strategic fit with the Company’s products, the financing and/or mergers and acquisitions markets were not conducive to a transaction, or the value obtainable at the time by the Company’s continued execution of its strategic plan was greater than the proposed acquisition price.

During the first half of 2014, Parent began participating in the Company’s process to consider possible partnering arrangements outside of the United States related to ceftolozane/tazobactam. On May 5, 2014, Parent and the Company entered into a confidentiality agreement in connection with those discussions and between May and September 2014, Parent and the Company shared certain confidential information and held several meetings related to the possible partnership. These discussions did not lead to any arrangement between Parent and the Company.

On October 7, 2014, Kenneth C. Frazier, Parent’s Chairman and Chief Executive Officer, called Mr. Bonney to discuss Parent’s interest in a potential strategic transaction with the Company. Mr. Frazier and Mr. Bonney agreed to meet in person later in the week to continue their conversation. Promptly following his call with Mr. Frazier, Mr. Bonney conferred with Kenneth Bate, Chairman of the Company Board, about the call and a potential strategic transaction with Parent, and they determined to discuss Parent’s overture at the October 13, 2014 meeting of the Company Board.

On October 8, 2014, Mr. Frazier and Mr. Bonney attended a dinner meeting in New York City. Mr. Frazier expressed Parent’s interest in potentially acquiring the Company at a per Share price in “the high 80’s.” Mr. Bonney responded that, while he would convey that proposal to the Company Board, based on prior discussions of the Company Board, he was of the opinion that Parent’s proposed price range likely would be considered insufficient to warrant the Company Board authorizing further discussions. Mr. Frazier indicated that Parent’s proposal was preliminary and based on public information, but that Parent might be able to raise the proposed price based on additional diligence. Following the meeting, Mr. Bonney informed Mr. Bate, Robert J. Perez, President and Chief Operating Officer of the Company, and Thomas DesRosier, the Company’s Executive Vice President, Chief Legal and Administrative Officer, of the details of his conversation with Mr. Frazier.

On October 9, 2014, Mr. Frazier sent Mr. Bonney an email requesting a management meeting and due diligence calls regarding patent infringement lawsuits filed by the Company against Hospira, Inc. (“Hospira”), regulatory interactions concerning ceftolozane/tazobactam, and tax matters.

On October 10, 2014, Mr. Bonney held a telephone conference with Mr. Bate, Mr. Perez, Mr. DesRosier, Michael Tomsicek, the Company’s Chief Financial Officer, representatives of Goldman, Sachs & Co. (“Goldman Sachs”) and Morgan Stanley & Co. LLC (“Morgan Stanley”), the Company’s financial advisors, and a representative of Ropes & Gray LLP (“Ropes & Gray”), the Company’s legal advisor. The Company requested that Goldman Sachs and Morgan Stanley participate in the meeting because of their prior work with the Company, industry expertise and substantial experience with life sciences mergers and acquisitions. Mr. Bonney described his meeting and other communications with Mr. Frazier, and the participants in the meeting discussed next steps.

On October 13, 2014, the Company Board held a telephonic meeting attended by each member of the Company Board, certain members of the Company’s senior management, and representatives of Goldman Sachs, Morgan Stanley, and Ropes & Gray. Mr. Bonney described his meeting and other correspondence with Mr. Frazier. The Company’s financial advisors provided commentary regarding their assessment of Mr. Bonney’s interactions with Parent, and a representative of Ropes & Gray described to the Company Board its fiduciary duties in evaluating Parent’s proposal and other potential scenarios. The members of the Company Board then discussed potential responses to Parent and considered the impact of the Company’s leadership transition plans and business strategy on the response to Parent. The Company Board determined that, at this time, the Company was not for sale, but requested that management seek additional information about the possible terms of a transaction with Parent and authorized Mr. Bonney to continue discussing a potential transaction with Mr. Frazier, including proposed terms required for substantive engagement regarding a potential transaction. In order to expedite the process of evaluating potential strategic transactions and facilitate communications and deliberations, the Company Board also formed a special committee (the “Special Committee”), comprised of independent directors Mr. Bate, Nancy Hutson, and Kenneth Martin, each of whom has prior mergers and acquisition experience in their capacities as senior executives and directors of other companies. The Special Committee was charged with overseeing the process of evaluating potential strategic alternatives, reporting on developments to the Company Board, and taking other actions up to, but not including, entering into a definitive transaction agreement with a third party.

On October 16, 2014, Mr. Bonney called Mr. Frazier to discuss the Company Board’s feedback in response to Parent’s stated interest in a potential strategic transaction. Mr. Bonney explained that it was not an optimal time for the Company to engage in strategic discussions and risk distracting management from the pending ceftolozane/tazobactam launch and derailing the execution of the leadership transition. Consequently, as instructed by the Company Board, Mr. Bonney informed Mr. Frazier that the Company would continue discussions with Parent only if Parent was prepared to move quickly, to propose consideration payable to stockholders of the Company in excess of $100.00 per Share, and to provide assurance that any definitive transaction document would not be conditioned on the outcome of, or include closing conditions based on, the Company’s litigation with Hospira or regulatory decisions about ceftolozane/tazobactam. Mr. Frazier responded that he needed to discuss these terms with Parent’s senior management and consult Parent’s Board of Directors (the “Parent Board”).

On October 17, 2014, the Special Committee held a telephonic meeting attended by each member of the Special Committee, certain members of the Company’s senior management, and representatives of Goldman Sachs, Morgan Stanley, and Ropes & Gray. Mr. Bonney updated the Special Committee on his recent conversation with Mr. Frazier. The Special Committee then discussed with senior management and the Company’s advisors certain alternatives available to the Company and preparation for such scenarios. The Special Committee concluded that the Company should be prepared to enter into confidentiality agreements to better understand possible parameters with respect to third party interest in a potential transaction with the Company.

On October 18, 2014, the Company Board held a telephonic meeting attended by each member of the Company Board, as well as Mr. DesRosier and a representative of Ropes & Gray. The Company discussed the pending Chief Executive Officer and Company Board Chairman transitions. At the conclusion of the meeting, Mr. Bonney provided an update regarding his discussions about a potential strategic transaction and the Company Board considered how Mr. Bonney should approach future communications with Mr. Frazier.

On October 23, 2014, Mr. Bonney and Mr. Frazier had two telephone conversations to discuss the potential business combination. Mr. Frazier stated that Parent remained interested in a transaction, and Parent’s senior management team and the Parent Board wanted to continue the discussions. Mr. Frazier described for Mr. Bonney certain of Parent’s assumptions for the combined businesses and identified certain key areas for further due diligence that Parent would require before signing a definitive agreement, including long-term tax planning, the Company’s pending litigation with Hospira, and the regulatory dialogue regarding ceftolozane/tazobactam. Mr. Frazier also indicated that Parent was prepared to offer between $95.00 and $100.00 per Share, with a portion of that price contingent on the outcome of the Hospira litigation. Mr. Frazier indicated that Parent was willing to accept certain regulatory risk in connection with the potential transaction, but was unwilling to assume all of the risk related to the outcome of the Hospira litigation. Mr. Bonney responded that the deal parameters laid out by Mr. Frazier did not meet each of the conditions set forth by the Company Board, but that he would review Parent’s proposal with the Company Board.

Later on October 23, 2014, the Special Committee held a telephonic meeting attended by each member of the Special Committee, certain members of the Company’s senior management, and representatives of Goldman Sachs, Morgan Stanley, and Ropes & Gray. Mr. Bonney reported on his most recent conversations with Mr. Frazier. The financial advisors provided commentary about Mr. Bonney’s conversation and suggested potential steps to advance the negotiations. The Special Committee, senior management, and the Company’s financial and legal advisors discussed the parameters of Mr. Bonney’s next interaction with Mr. Frazier. The Special Committee advised Mr. Bonney to explain that Parent’s current proposal did not satisfy the Company Board’s conditions related to price and the transaction not being conditioned on the outcome of, or including closing conditions based on, the Hospira litigation, so the Company was unable to proceed unless Parent revised its proposal. Members of the Special Committee added that Mr. Bonney should express the Company’s willingness to facilitate a discussion about the Hospira litigation with the Company’s external patent litigation counsel.

On October 25, 2014, Mr. Bonney informed Mr. Frazier that the Special Committee had discussed Parent’s most recent proposal and considered it inadequate with respect to both price and the proposed contingency associated with the outcome of the Hospira litigation. Mr. Bonney offered to facilitate a discussion between Parent and the Company’s outside patent litigation counsel regarding the status of the Hospira litigation, subject to Parent first entering into an appropriate confidentiality agreement with the Company.

On October 27, 2014, Mr. Bonney received an unsolicited telephone call from the Chief Executive Officer of Party A who asked whether the Company may be open to a potential business combination. Mr. Bonney responded that he would address the question with the Company Board and that the Company was always willing to consider proposals that would increase stockholder value.

On October 28, 2014, the Special Committee held a telephonic meeting attended by each member of the Special Committee, certain members of the Company’s senior management, and representatives of Goldman Sachs, Morgan Stanley, and Ropes & Gray. Mr. Bonney outlined his plan to provide the Company Board with an updated version of the long-range plan that had been prepared by the Company’s senior management and previously presented to the Company Board in June 2014 and approaches to evaluating the Company’s intrinsic financial value. Mr. Bonney reported on his most recent conversations with Mr. Frazier, and the Company’s financial advisors commented on the discussions to date between the Company and Parent. The financial advisors also provided preliminary analysis of the synergies that Parent or a similar counter-party might achieve in a transaction and discussed with the Special Committee the estimates, assumptions, and implications related to their analysis. Mr. Bonney then updated the Special Committee about a conversation he had with the Chief Executive Officer of Party A, and the Special Committee discussed the interaction, although Party A never provided a specific proposal regarding a potential business combination. The Special Committee also discussed with the Company’s senior management the expectations for the anticipated meeting between Mr. Bonney and Mr. DesRosier, on the one hand, with Mr. Frazier and Bruce Kuhlik, Parent’s Executive Vice President and General Counsel, on the other hand, which had been scheduled for November 3, 2014.

Later on October 28, 2014, the Company sent Parent a draft confidentiality agreement that included standstill provisions in anticipation of a planned in-person meeting between the parties scheduled for November 3, 2014.

On October 31, 2014, the Special Committee held a telephonic meeting attended by each member of the Special Committee, certain members of the Company’s senior management, and representatives of Goldman Sachs, Morgan Stanley, and Ropes & Gray. Each of the Company’s financial advisors provided its preliminary financial analysis to the Special Committee. The Special Committee received the Company’s updates to the Company’s long-range plan that had been prepared in June 2014 and Morgan Stanley discussed the impact of these revised assumptions on Morgan Stanley’s approach to valuation. Representatives of Goldman Sachs then summarized Goldman Sachs’ preliminary financial analysis and described certain differences between the approaches of Goldman Sachs and Morgan Stanley with respect to the financial analysis of the Company. Members of the Special Committee asked questions regarding the presentations and discussed the methodologies used, the comparability of certain precedent transactions referenced in the financial advisors’ discussions, and the likely weighting by a counter-party of particular metrics. The Special Committee and the financial advisors then discussed sensitivities around the Company’s Adjusted Forecasts (as defined in Item 8 under the heading “Additional Information — Certain Company Management Projections”), including pricing assumptions concerning ceftolozane/tazobactam and the Company’s expectations for a positive outcome in the Hospira litigation, and the Special Committee and the financial advisors also discussed the potential effects of alternative outcomes in the Hospira litigation. Representatives of Goldman Sachs next presented an analysis regarding the Company’s outstanding convertible notes and the unwinding of associated hedging arrangements the Company had previously entered into with three counter-parties, and members of the Special Committee inquired about the payments likely to be associated with the unwinding of those hedging arrangements and Morgan Stanley’s status as one of three counter-parties to those hedging arrangements. After the financial advisors left the meeting, the members of the Special Committee discussed the information provided at the meeting and determined that the Company should enter into a confidentiality agreement with Parent.

On November 3, 2014, the Company and Parent executed a confidentiality agreement, which included customary standstill provisions that would survive for a period of 12 months. Subsequently, Mr. Bonney and Mr. DesRosier met with Mr. Frazier and Mr. Kuhlik at Parent’s headquarters, with the discussion focused primarily on the status of the Hospira litigation. Mr. Frazier reinforced his prior statements to Mr. Bonney about the strategic value of a potential combination of the Company and Parent and indicated that Parent was willing to meet the Company’s condition that the per Share price be in excess of $100.00 and that a definitive agreement would not include conditionality related to the Hospira litigation or the regulatory status of ceftolozane/tazobactam. The parties also agreed to arrange diligence meetings with their respective teams to discuss certain long-term tax issues and with the Company’s outside patent litigation counsel to discuss the Hospira litigation. Mr. Frazier stated that, if the diligence meetings were satisfactory, Parent would make a specific, non-binding offer to acquire the Company.

On November 4, 2014, representatives of the Company and Parent held a telephonic meeting to discuss tax matters relating to the Company.

Later on November 4, 2014, the Company Board held a telephonic meeting attended by certain members of the Company’s senior management and representatives of Goldman Sachs, Morgan Stanley, and Ropes & Gray. Mr. Bonney reviewed recent interactions with Parent, and Mr. Bonney and Mr. Bate described the oversight being provided by the Special Committee with respect to discussions concerning a potential business combination. At the request of the Company Board, Goldman Sachs and Morgan Stanley described their credentials and reviewed certain investment banking relationships, including certain of their prior work for Parent and the Company, including Morgan Stanley’s position as a counter-party to a portion of the derivative contracts entered into in connection with the Company’s 2013 convertible note issuance, which derivative contracts would be unwound in connection with the consummation of the Merger, and Morgan Stanley’s prior work for Parent. Representatives of Morgan Stanley then provided Morgan Stanley’s preliminary financial analysis of the Company. A representative of Goldman Sachs then presented Goldman Sachs’ preliminary financial analysis, described certain differences between the approaches used by Goldman Sachs and Morgan Stanley, and provided an overview of revenue and cost synergies a purchaser of the Company might expect to achieve. Members of the Company Board asked questions regarding assumptions and risks inherent to the financial modeling, and the financial advisors and management responded to those questions. The financial advisors next presented their joint assessment regarding parties other than Parent that might have an interest in acquiring the Company and provided their joint assessment of their potential strategic fit and financial capabilities. Members of management expressed views on potential other bidders, including Parties A — D, and the likelihood that they would be interested in, and capable of completing, an acquisition of the Company. The Company Board, members of senior management, and the financial advisors then discussed whether the Company should conduct a market check by contacting certain of those parties, and how such a check might be conducted. The participants addressed the potential benefits, such as the potential introduction of competition and insight into the interest of other companies, as well as the risks, including potential leaks, the disruption of the business and the planned leadership transition, and the distraction of senior management from the pending ceftolozane/tazobactam launch. The Company Board did not determine at this time whether to pursue such a market check in the event that Parent made a proposal that the Company Board determined warranted further engagement. A representative of Ropes & Gray advised the Company Board of its fiduciary duties in the event it determined to pursue a sale. Morgan Stanley then left the meeting, and Goldman Sachs presented an analysis of the treatment of the Company’s convertible notes and the related call spread derivatives in a sale, including payments due to the three institutions, including Morgan Stanley, that are the counter-parties under contracts associated with those instruments. Goldman Sachs then left the meeting, and the Company Board discussed the incentives of the financial advisors with respect to a potential transaction, including the potential payment to Morgan Stanley under contracts associated with the call spread derivatives if the derivatives were to be unwound in connection with a transaction, as well as Morgan Stanley’s prior work for Parent. After discussion, the Company Board reviewed Goldman Sachs’ and Morgan Stanley’s incentives, as well as their experience and expertise and determined that they could provide unbiased advice in connection with a potential transaction. After Mr. Bonney and Mr. Perez left the meeting, the independent directors discussed the potential considerations that may influence Mr. Bonney, who is expected to retire on December 31, 2014, and Mr. Perez, who is expected to become Chief Executive Officer of the Company on January 1, 2015.

On November 6, 2014, representatives of the Company, external patent litigation counsel to the Company, and representatives of Parent held a telephonic diligence meeting about the Hospira litigation, including the potential outcome and timing of a district court decision. The Company also presented to Parent language for a definitive agreement between the parties excluding conditionality regarding the outcome of the Hospira litigation or regulatory action related to ceftolozane/tazobactam.

On November 10, 2014, Mr. Bonney and Mr. Frazier spoke with each other on a telephone call. Mr. Frazier stated that Parent was prepared to make a non-binding all-cash proposal of $102.00 per Share and would accept the Company’s language presented on November 6, 2014. Mr. Frazier indicated that he would follow up with a letter memorializing that non-binding proposal.

On November 11, 2014, the Special Committee held a telephonic meeting attended by each member of the Special Committee, certain members of the Company’s senior management and representatives of Goldman Sachs, Morgan Stanley, and Ropes & Gray. Mr. Bonney updated the Special Committee on recent interactions with Parent, including Parent’s intent to deliver a written proposal reflecting a non-binding, all-cash proposal of $102.00 per Share. In light of Parent’s action, the Special Committee considered whether to reach out to other parties, as well as the details of any such outreach. The Company’s financial advisors and members of senior management provided their views regarding the potential interest of third parties in acquiring the Company and discussed the financial capacity and potential strategic interest of such potential counter-parties and identified three large-cap pharmaceutical companies that could potentially generate competition, because of their interest in the acute care segment and their financial resources. Party A was not included in that group because the Special Committee and the financial advisors did not believe that Party A had the financial capacity to compete with an all-cash bid at $102.00 per Share. After discussions regarding the assessment of the potential for other parties to participate in a transaction, the Special Committee provided guidance on reaching out to the three third-parties previously discussed by the Special Committee. At the conclusion of the meeting, the Special Committee held an executive session at which the members continued to discuss the process for the transaction. The Special Committee also discussed the fact that two members of Morgan Stanley’s Board of Directors who are deemed by Morgan Stanley’s Board of Directors to be independent are also members of the Parent Board and the implications of that overlap.

On November 12, 2014, Mr. Frazier delivered a letter to Mr. Bonney memorializing Parent’s non-binding proposal from November 10, 2014. Parent’s letter proposed a $102.00 per Share cash price with no financing conditions, accepted the Company’s requirements with respect to closing conditionality, and requested to move forward promptly with management presentations and due diligence. After receiving Parent’s letter, the Company scheduled a management presentation, which was given to Parent in Cambridge, Massachusetts on November 14, 2014.

Later on November 12, 2014, the Special Committee held a telephonic meeting attended by each member of the Special Committee, certain members of the Company’s senior management, and a representative of Ropes & Gray. Mr. Bonney reviewed his recent interaction with Mr. Frazier, including the non-binding written proposal sent by Mr. Frazier. The Special Committee members, as well as Mr. Bonney and Mr. Perez, expressed their preliminary views regarding the range of values within which the Company should deviate from its strategic plan and agree to sell the Company. The directors participating in the meeting did not arrive at a recommendation concerning whether the Company should be sold at this time, nor did any director make a definitive determination as to whether he or she would either vote in favor of a sale above a particular price or vote against entering into a transaction below a particular price. Mr. Perez commented on the Company’s strategic plan and the risks and potential rewards to the Company’s stockholders of remaining an independent organization.

Later on November 12, 2014, Mr. Bonney replied to Mr. Frazier by letter, noting that while Parent had satisfied the Company Board’s price requirement to commence due diligence, the Company Board had not yet agreed to sell the Company at $102.00 per Share, and that Parent would likely need to increase its offer before a deal could be reached. Mr. Bonney’s letter also confirmed that Parent’s agreement that the definition of “material adverse effect” in any definitive agreement between the Company and Parent would exclude developments with respect to the potential regulatory approval of ceftolozane/tazobactam and any outcome in the Hospira litigation.

On November 13, 2014, at the request of the Special Committee, the Company and its financial advisors contacted Parties B, C and D to determine whether they might be interested in exploring a potential acquisition of the Company. Each party was advised that the Company was focused on price per Share to be paid to the Company’s stockholders and deal certainty, so a competitive offer would need to be “well above” $100.00 per Share and should minimize conditionality, including with respect to the approval of ceftolozane/tazobactam or any outcome in the Hospira litigation. Following an initial conversation with Party B, the Company delivered to it a draft confidentiality agreement, which agreement was later executed, after negotiation of terms, on November 17, 2014. The confidentiality agreement included customary standstill provisions that would survive for a period of 12 months.

On November 14, 2014, the management teams of Parent and the Company held a meeting in Cambridge, Massachusetts. At the meeting, the Company and Parent signed an amendment to their existing confidentiality agreement to expand Parent’s access to certain non-competitively sensitive information related to the Company’s ceftolozane/tazobactam program. The Company management also shared a presentation about the Company’s long-range plans with an emphasis on the Company’s late-stage assets and discovery programs.

On November 14, 2014, the Company also delivered a draft confidentiality agreement to Party C, which agreement was later executed, after negotiation of terms, on November 19, 2014. The confidentiality agreement included customary standstill provisions that would survive for a period of 12 months.

On November 15, 2014, the Special Committee held a telephonic meeting attended by each member of the Special Committee, certain members of the Company’s senior management, and representatives of Goldman Sachs, Morgan Stanley, and Ropes & Gray. Mr. Bonney provided an overview of the prior day’s management meeting and members of the Company’s management provided their assessment of the interactions with Parent. Mr. Bonney also described communications with Parties B, C and D and their initial feedback about the Company. The Special Committee also discussed the diligence process.

Later on November 15, 2014, Mr. Bonney had a telephone call with the Chief Executive Officer of Party B. The Chief Executive Officer of Party B indicated that his company was very interested in participating in the process to explore a potential acquisition of the Company. Also on November 15, 2014, the Company and Party B scheduled a management meeting for November 21, 2014.

On November 18, 2014, Mr. Bonney and Mr. Frazier discussed the diligence process and potential timing of a transaction between the Company and Parent. Mr. Frazier indicated that Parent desired to announce a transaction by the end of November or early December and that Parent wanted to discuss retention of the Company’s key employees.

Later on November 18, 2014, Mr. Bonney spoke with a senior executive of Party D to assess its interest in a potential acquisition. The executive reported that Party D was continuing to conduct public diligence and that it would provide feedback to the Company on or before November 24, 2014.

On November 19, 2014, Party C conducted intellectual property due diligence with the Company’s management. Additionally, the Company made its electronic data room accessible to Parent, Party B and Party C and simultaneously provided each party with a draft merger agreement.

On November 20, 2014, the Company held a management presentation for representatives from Party C.

On November 20, 2014, Mr. Bonney also spoke with Mr. Frazier to discuss Parent’s progress on diligence.

On November 21, 2014, the Company held a management presentation for representatives from Party B.

On November 22, 2014, Party D notified Mr. Bonney that it did not believe that the Company was a strategic fit for its business and would not pursue an acquisition of the Company.

On November 24, 2014, Ropes & Gray had separate discussions with Hughes Hubbard & Reed LLP (“Hughes Hubbard”), counsel to Parent, and the outside counsel to Party B. The discussions addressed the status of the process, the treatment of the Company’s convertible notes and contingent value rights in connection with a potential transaction, and other issues presented in the draft merger agreement. Also on November 24, 2014, representatives of Morgan Stanley and Goldman Sachs contacted representatives of J.P. Morgan Securities LLC (“J.P. Morgan”), Parent’s financial advisor, to inform them that Parent should submit a formal proposal, including a markup of the draft Merger Agreement, by December 1, 2014. Without specificity, J.P. Morgan was informed that a similar request was being communicated to other potential bidders.

On November 25, 2014, Party C contacted Goldman Sachs to discuss the Company and to indicate that its preliminary valuation range was between $95 and $110 per Share, and that it would submit a formal proposal on December 1, 2014.

Later on November 25, 2014, Mr. Bonney and the Chief Executive Officer of Party B had a dinner meeting in Boston, Massachusetts and engaged in a detailed conversation about the Company’s prospects and the strategic process. The Chief Executive Officer of Party B stated that Party B was trying to identify additional value in order to increase the price it was able to offer.

On November 26, 2014, Mr. Bonney spoke with Mr. Frazier. Mr. Frazier reiterated Parent’s interest in acquiring the Company and committed to submit a formal bid and a marked-up merger agreement on December 1, 2014. Mr. Bonney told Mr. Frazier that the Company’s senior management and the Company Board would reach a decision on whether to sell the Company or continue on an independent path shortly after December 1, 2014.

On November 28, 2014, Party B notified the Company that Party B would be withdrawing from the process. Party B stated that, despite its strong desire to acquire the Company, it would be unable to achieve significant synergies in a transaction with the Company and could not offer a price at or above $100 per Share.

On November 29, 2014, Mr. Frazier contacted Mr. Bonney to request additional assistance regarding certain aspects of Parent’s diligence, including information about the status of the Company’s discussions with the U.S. Food and Drug Administration regarding labelling of ceftolozane/tazobactam, information relating to the status of certain manufacturing related items, and the absence of certain agreements from the Company’s electronic data room. Mr. Bonney confirmed that the applicable contracts were in the data room and offered to respond to any other material diligence requests from Parent.

On November 30, 2014, Mr. Frazier informed Mr. Bonney that Parent remained committed to completing a transaction.

On December 1, 2014, Party C informed the Company’s financial advisors that it would not be able to offer a price per Share above the low-90’s, but remained interested in acquiring the Company. The Company informed Party C that its proposed price was significantly below the highest current offer for the Company and that the Company was terminating discussions with Party C. However, the Company remained open to reengaging if Party C was able to raise its offer price.

Later on December 1, 2014, Parent submitted to Mr. Bonney a non-binding proposal to acquire the Company for $102.00 per Share. Parent’s proposal requested a response from the Company by Tuesday, December 2, 2014, and asked that the Company commit to working exclusively with Parent to finalize the definitive transaction documentation related to the transaction. Hughes Hubbard also provided to Ropes & Gray a revised draft of the merger agreement and the Company’s disclosure letter. The revised merger agreement provided, among other things, that the Company would owe Parent a termination fee equal to 3.5% of the equity value of the transaction (excluding the value of the Company’s outstanding convertible notes) under certain circumstances and would be required to reimburse Parent’s expenses up to 1% of the equity value of the transaction in the event the merger agreement was terminated due to a failure of holders of more than 50% of the Company’s outstanding common stock to tender into the Offer.

Also on December 1, 2014, the Special Committee held a telephonic meeting attended by each member of the Special Committee, certain members of the Company’s senior management, and representatives of Goldman Sachs, Morgan Stanley, and Ropes & Gray. Mr. Bonney provided the Special Committee with an overview of the Company’s interactions with possible counter-parties to a potential business combination and noted that Parties B and C were not willing to offer a price per Share in excess of $100.00 per Share, and that Party D had indicated that it was not interested in pursuing a potential acquisition of the Company. The members of the Special Committee asked questions, and the participants in the meeting discussed the strategic process and Parent’s proposal. The Special Committee instructed Mr. Bonney to engage with Mr. Frazier and to attempt to improve on the price previously proposed by Parent. The financial advisors then left the meeting, and the Special Committee considered the proposed terms of their engagements, which had been negotiated at their direction by the Company’s senior management. The Special Committee also considered the financial advisors’ credentials, as sophisticated investment banks with substantial experience in transactions similar to the proposed acquisition of the Company, and potential conflicts, such as work previously done on behalf of Parent and the fees to be received in the transaction. In the case of Morgan Stanley, the Special Committee also considered the fact that the unwinding of the bond hedge and warrant transaction related to the Company’s 2018 and 2020 convertible notes would result in a net payment to Morgan Stanley, and the fact that two members of Morgan Stanley’s Board of Directors who are deemed by Morgan Stanley’s Board of Directors to be independent are also members of the Parent Board. Following that discussion, the Special Committee determined that the financial advisors could provide unbiased advice in connection with a potential transaction and approved the terms of the engagements of the financial advisors. Subsequently, the Special Committee discussed the Company potentially adopting a forum selection bylaw provision in connection with possible approval of a merger agreement.

On December 2, 2014, Mr. Bonney called Mr. Frazier to discuss Parent’s proposal and to inform him that if Parent were to increase its price to at least $105.00 per Share, he would advocate that the Company Board support a transaction. Mr. Frazier responded that he did not have authority to raise the price over $102.00 per Share, but he agreed to share Mr. Bonney’s message with the Parent Board and other members of Parent’s management team.

Later on December 2, 2014, Ropes & Gray and Hughes Hubbard held a telephonic conference to discuss the terms of the proposed merger agreement. Between December 2, 2014 and December 7, 2014, the Company, Parent, and their respective representatives continued to negotiate various terms of the proposed merger agreement, including the termination fee, the no-shop and termination provisions, and the definition of “Material Adverse Effect,” and to negotiate the Company’s disclosure letter. Parent and its advisors also continued to submit diligence requests to which the Company responded.

On December 3, 2014, Mr. Frazier contacted Mr. Bonney and informed him that $102.00 per Share was the highest price that the Parent Board would agree to offer for the Company.

On December 4, 2014, the Company Board held a meeting attended by certain members of the Company’s senior management and representatives of Goldman Sachs, Morgan Stanley, and Ropes & Gray. Mr. Bonney summarized the process to date, including the Company’s outreach to, and responses from, other potentially interested parties. He also described the recent negotiations with Parent, including the Company’s efforts to increase the proposed price. The Company Board discussed the process and the perspectives on value shared by Party B and Party C, including their desire to pursue an acquisition of the Company but unwillingness to offer a price equal to or greater than the price offered by Parent. A representative from Ropes & Gray next outlined the Company Board’s fiduciary duties in considering a sales transaction and outlined the alternative courses of action available. Representatives of Goldman Sachs and Morgan Stanley each in turn described, and the Board discussed, their respective financial analysis of the Company in connection with a potential transaction. The Company Board asked questions regarding the differences between the financial advisors’ analyses. Each financial advisor then described certain of its investment banking relationships and interests, which had been previously discussed with the Company Board, and members of the Company Board discussed with Morgan Stanley the expected economics of unwinding the convertible note derivatives and the fact that two members of Morgan Stanley’s Board of Directors who are deemed by Morgan Stanley’s Board of Directors to be independent are also members of the Parent Board. Goldman Sachs then estimated for the Company Board the total net payment, if the Merger were to be consummated according to its terms on February 1, 2015 and subject to changes in market conditions. Goldman Sachs noted that such estimate was dependent on volatility assumptions. Morgan Stanley is the Company’s counter-party with respect to 35% of these hedging arrangements. Representatives from Morgan Stanley noted that the exact payment was dependent on, amongst other factors, relevant volatility assumptions but that Morgan Stanley believed that Goldman Sachs’ analysis was reasonable and that Morgan Stanley anticipated, based on then-current market conditions, that the volatility input would be no higher than the range that Goldman Sachs had indicated to the Company Board. The financial advisors left the meeting. The Special Committee then discussed the potential conflicts and determined that Goldman Sachs and Morgan Stanley would be able to present unbiased financial advice. A representative of Ropes & Gray next summarized the key terms in the proposed merger agreement and discussed the open items and the process and timing for completing a transaction if the Company Board determined to pursue that course. The Company Board discussed alternative courses of action, including remaining an independent company, and the potential risks and benefits of each option. The Company Board also discussed the possibility of adopting an exclusive forum bylaw and the potential implications on compensation to executives and employees in connection with a potential transaction. At the conclusion of the meeting, the Company Board instructed senior management and the Company’s legal advisors to inform Parent that the Company Board was willing to pursue Parent’s proposed acquisition at $102.00 per Share subject to the parties continuing to negotiate the proposed merger agreement in order for the Company Board to be in a position to approve the transaction on December 7, 2014.

On December 7, 2014, the Company Board held a telephonic meeting attended by all of the members of the Company Board, certain members of the Company’s senior management, and representatives of Goldman Sachs, Morgan Stanley, and Ropes & Gray. Mr. Bonney updated the Company Board on the interactions with Parent following the meeting of the Company Board on December 4, 2014, and a representative of Ropes & Gray summarized the terms of the proposed merger agreement, focusing on changes from the draft the Company Board reviewed at its December 4, 2014 meeting. The Company Board noted that the process the Company had conducted following Parent’s initial proposal had not yielded an alternative proposal near Parent’s proposed price and that $102.00 per Share represented a greater value than the Company Board and management believed could be expected to be achieved for the Company’s stockholders over a reasonable period of time by continuing to execute the Company’s strategy. Representatives from Goldman Sachs updated the analysis they provided to the Company Board on December 4, 2014 to reflect changes since that date. At the conclusion of their presentation, Goldman Sachs delivered to the Company Board its oral opinion, which opinion was confirmed by delivery of a written opinion dated December 8, 2014, that, as of such date and based upon and subject to the factors and assumptions set forth in the written opinion, the $102.00 in cash per Share to be paid to holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. Representatives from Morgan Stanley updated the analysis they provided to the Company Board on December 4, 2014 to reflect changes since that date, and, at the conclusion of their presentation, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the Company Board to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and exclusions and limitations on the scope of review undertaken by Morgan Stanley, as set forth in its written opinion, the $102.00 in cash per Share to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to the holders of such Shares. Thereafter, the Company Board (i) unanimously determined that the terms of the Merger Agreement, the Offer, the Merger and the other associated transactions were fair to, and in the best interests of, the Company and its stockholders; (ii) approved, declared advisable, and adopted the Merger Agreement; (iii) determined to recommend that the holders of Shares tender their Shares into the Offer; and (iv) approved the amendment to the bylaws of the Company to implement the forum selection bylaw provision.

On December 8, 2014, the Company and Parent executed the Merger Agreement. Before the opening of trading on The NASDAQ Stock Market LLC on December 8, 2014, the Company and Parent issued a joint press release announcing the proposed merger. Also on December 8, 2014, the United States District Court for the District of Delaware issued a ruling in the Hospira litigation, which included a decision adverse to the Company with respect to certain of its patents.

Reasons for the Recommendation of the Company Board

The Company Board has reviewed and considered the Offer after consultation with certain members of the Company’s senior management and financial and legal advisors. After considering its fiduciary duties under applicable law, the Company Board has unanimously determined that the Offer is fair to, and in the best interests of, the Company and its stockholders. Accordingly, the Company Board recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Company Board considered each of the following factors, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to Purchaser:

•	The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered the Company’s business, financial condition and results of operations, as well as its long-range plan. The Company Board considered, among other factors, that the holders of the Shares would continue to be subject to the risks and uncertainties of the Company executing on its long-range plan if it remained independent. These risks and uncertainties included risks relating to litigation involving its Cubicin patent portfolio; the eventual launch of generic versions of daptomycin; risks associated with the Company’s ability to obtain regulatory approval and launch and market ceftolozane/tazobactam and its other product candidates; potential difficulties and delays in clinical trials of product candidates; regulatory developments involving current and future products and product candidates; and other risks inherent to its long-range plan. The Company Board also considered other risks and uncertainties discussed in the Company’s filings with the SEC.

•	Results of Process Conducted. The Company Board considered the results of the process that had been conducted by the Company, with the assistance of the Company’s senior management and financial advisors, to solicit proposals for alternative transactions, the resulting discussions and negotiations, and the fact that none of these discussions or negotiations resulted in a superior proposal. The Company Board also considered the ability of other bidders to make proposals at higher prices per Share than the Offer Price.

•	Transaction Financial Terms. The Company Board considered the relationship of the Offer Price to the historical market prices of the Company’s common stock, and expectations regarding expected trading prices if the Company remained an independent company. The Company Board considered that the Offer Price of $102.00 per Share represents a premium of (a) 37.2% compared to the closing price of the Company common stock of $74.36 on December 5, 2014, (b) 39.1% compared to the volume weighted average sales price of the Company common stock of $73.35 per Share over the 30 calendar days ended December 5, 2014 and (c) 24.2% compared to the 52-week high sales price of the Company common stock of $82.12 per Share.

•	Ability to Respond to Unsolicited Takeover Proposals and Terminate the Merger Agreement to Accept a Superior Proposal. The Company Board considered the provisions in the Merger Agreement that permit the Company, subject to the terms and conditions of the Merger Agreement, to provide information to, and engage in negotiations with, a third party that makes an unsolicited proposal, and, subject to payment of a termination fee and the other conditions set forth in the Merger Agreement, to enter into a transaction with a party that makes a superior proposal.

•	Termination Fee Provisions. The Company Board considered the termination fee provisions of the Merger Agreement and determined that they likely would not be a significant deterrent to a competing offer that might be superior to the Offer Price. The Company Board believed that the termination fee of $250 million was a reasonable fee to be paid to Parent should a superior offer be accepted by the Company.

•

Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the conditions to the Offer and the Merger reasonable and the consummation of the transactions contemplated by the Merger Agreement probable. In particular, the Company Board considered that the consummation of the transactions is not subject to a financing condition or conditioned on the outcome of the Hospira litigation or regulatory action related to ceftolozane/tazobactam and that Parent agreed to take all actions necessary to obtain any consents, clearances or approvals under the HSR Act (as defined below) and under foreign laws, regulations or decrees designed to prohibit restraints of trade. The Company Board also considered the fact that the parties elected to have the Merger Agreement governed by Section 251(h) of the DGCL, which, subject to certain statutory provisions, permits completion of the Merger upon the acquisition by Purchaser of one Share more than 50% of the number of Shares then issued and outstanding.

•	Type of Consideration. The Company Board considered the form of consideration to be paid to the Company’s stockholders as cash, which will provide liquidity and certainty of value to stockholders.

•	Opinions of the Company’s Financial Advisors.

Goldman Sachs provided an oral opinion to the Company Board (subsequently confirmed in writing by delivery of Goldman Sachs’ written opinion dated December 8, 2014) to the effect that, as of December 8, 2014 and based upon and subject to the factors, assumptions and limitations described in its written opinion, the $102.00 in cash per Share to be paid to holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. Goldman Sachs’ written opinion is described below under “Opinions of the Financial Advisors to the Company Board” and the full text of Goldman Sachs’ written opinion to the Company Board, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of the review undertaken, is attached hereto as Annex A. Goldman Sachs’ opinion was provided to the Company Board for its information in connection with its consideration of the Offer and the Merger. Goldman Sachs’ opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

Morgan Stanley rendered its oral opinion to the Company Board (subsequently confirmed in writing by delivery of a written opinion dated December 7, 2014) to the effect that, as of December 7, 2014 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations described on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the Merger Consideration to be received by holders of the Shares (other than Shares (x) held in the treasury of the Company or owned by the Company or any direct or indirect wholly-owned subsidiary of the Company, (y) owned by Parent, Purchaser or any direct or indirect wholly-owned subsidiary of Parent or Purchaser, or (z) as to which dissenters’ rights have been perfected) pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of such Shares. Morgan Stanley’s written opinion is described below under “Opinions of the Financial Advisors to the Company Board” and the full text of Morgan Stanley’s written opinion to the Company Board is attached hereto as Annex B. Morgan Stanley’s opinion was directed to the Company Board and did not and does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holders of Shares should vote or act in connection with the Merger or any other matter.

•	Ability of Stockholders to Determine Whether to Tender. The Company Board considered the fact that the Offer is structured as a tender offer, which can be completed, and the Offer Price can be delivered to stockholders of the Company, on a prompt basis and at such stockholders’ election, reducing the period of uncertainty during the pendency of the transactions contemplated by the Merger Agreement on stockholders and employees. Furthermore, the Company Board considered that the Offer would be followed by a second-step merger in which stockholders who do not tender their Shares in the Offer will receive the same cash price payable for the Shares in the Offer.

•	Appraisal Rights. The Company Board considered the availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures for demanding appraisal under the DGCL.

The Company Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the following:

•	Restrictions; Termination Fee. The Company Board considered the restrictions that the Merger Agreement would impose on the Company actively soliciting competing bids, and the insistence of Parent as a provision in the Merger Agreement that the Company would be obligated to pay a termination fee of $250 million, and the potential effect of such termination fee in deterring other potential bidders from proposing alternative transactions.

•	Failure to Close. The Company Board considered that Parent and Purchaser’s obligations to consummate the Offer and the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control, such as stockholders of the Company failing to tender (and the Company failing to receive) a number of Shares equal to at least one Share more than one-half of all Shares then outstanding, or a governmental authority issuing an injunction that would prohibit the transaction. The Company Board also considered the fact that, if the Merger was not completed, the market’s perception of the Company’s continuing business could potentially result in an adverse impact on the Company’s business and the trading price of the Company’s common stock. The Company Board also considered the fact that, if the Merger was not consummated, the Company’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs, attempting to consummate the transaction.

•	Pre-Closing Covenants. The Company Board considered that, under the terms of the Merger Agreement, the Company agreed that it will carry on its business in the ordinary course consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent. The Company Board further considered that these terms of the Merger Agreement may limit the Company’s ability to pursue business opportunities that it might otherwise pursue.

•	No Future Stockholder Participation in Future Earnings or Growth of the Company as an Independent Company. The Company Board considered the fact that, following the consummation of the Merger, the Company will no longer operate as an independent public company, and former stockholders of the Company will not have the opportunity to participate in its future earnings growth and future profits as an independent company.

•	Potential Conflicts of Interest. The Company Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of its executive officers, directors and financial advisors, on the other hand, as a result of the transactions contemplated by the Merger Agreement.

The Company Board believed that, overall, the potential benefits of the Merger to the Company’s stockholders outweigh the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company. In analyzing the Merger, the Company Board and the Company’s management were assisted and advised by legal counsel and financial advisors.

The foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

(c)	Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d)	Opinions of the Financial Advisors to the Company Board

Opinion of Goldman Sachs

Goldman Sachs was retained as financial advisor to the Company Board in connection with the transactions contemplated by the Merger Agreement, which are referred to collectively in this section as the “Transaction.” Goldman Sachs rendered its opinion to the Company Board that, as of December 8, 2014 and based upon and subject to the factors and assumptions set forth therein, the $102.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated December 8, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Goldman Sachs provided its opinion for the information and assistance of the Company Board in connection with its consideration of the Transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2013;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs’ use by the Company, including the Adjusted Forecasts (as defined below).

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biopharmaceutical industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with the Company’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the Company’s consent that the Adjusted Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to its analysis. Goldman Sachs has also assumed that the Transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date of the opinion, of the $102.00 in cash per Share to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $102.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs does not express any opinion as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions as in effect on, and the information made available to it, as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Company Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 5, 2014, and is not necessarily indicative of current market conditions.

Illustrative Sum-Of-The-Parts Analysis. Goldman Sachs performed an illustrative sum-of-the-parts analysis on the Company’s core assets using the Adjusted Product-Level Forecasts (as defined below) to determine a range of per Share equity values for the Company. Goldman Sachs conducted its sum-of-the-parts analysis using estimated unlevered free cash flows (calculated as after-tax earnings before interest plus depreciation and amortization less increases in net working capital or plus any decrease in net working capital, less capital expenditures and milestone payments) for each of the Company’s core products and for the Company’s unallocated research and development infrastructure expenses for the fiscal years ending 2014 through 2035. The unlevered free cash flows were discounted to September 30, 2014 by assuming mid-year convention and using illustrative discount rates ranging from 9.5% to 10.5%, reflecting estimates of the Company’s weighted average cost of capital, which range was derived by application of the Capital Asset Pricing Model (“CAPM”), which takes into account certain company-specific metrics, including the Company’s target capital structure, the cost of long-term debt, after-tax yield on permanent excess cash, if any, forecast tax rate and historical beta, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then discounted the

Company’s net operating loss carry-forward to September 30, 2014 by assuming mid-year convention and using an illustrative discount rate of 6.5% which represented the midpoint of a discount rate range of 6.0% to 7.0%, reflecting estimates of the Company’s cost of debt. Goldman Sachs then aggregated the present values of the illustrative cash flows and the present value of the Company’s net operating loss carry-forward, and then subtracted the assumed amount of the Company’s net debt as of September 30, 2014 from this amount. Goldman Sachs then divided such present values of illustrative equity values by the number of outstanding Shares on a fully diluted basis to calculate the illustrative per share equity values. This analysis resulted in a range of implied value indications of $75.64 to $81.43 per Share.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future price per Share, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, Goldman Sachs used the Adjusted Forecasts for each of the fiscal years 2017 to 2018. Goldman Sachs calculated the implied values per Share as of January 1 of each of 2017 and 2018 by applying price to forward earnings per share multiples of 15x to 20x earnings per Share to one-year forward estimates prepared by the Company’s management of 2017E and 2018E generally accepted accounting principles (“GAAP”) earnings per Share for each of fiscal year 2017 and 2018, and then divided this amount by the number of outstanding Shares on a fully diluted basis which was calculated based on information provided by the Company. Goldman Sachs then calculated the present value of the implied per Share equity values using illustrative discount rates ranging between 9.5% - 11.5%, reflecting an estimate of the Company’s cost of equity, which range was derived by application of the CAPM, which takes into account certain company-specific metrics, including the Company’s target capital structure and historical beta, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $68.34 to $98.28 per Share.

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis for the Company using the Adjusted Forecasts to determine a range of per Share equity values for the Company. Goldman Sachs conducted its discounted cash flow analysis using estimated unlevered free cash flows (calculated as after-tax earnings before interest plus depreciation and amortization less increases in net working capital or plus any decrease in working capital, less capital expenditures and milestone payments) for the Company for the fiscal years ending 2014 through 2023. The unlevered free cash flows were discounted to September 30, 2014 by assuming mid-year convention and using illustrative discount rates ranging from 9.5% to 10.5%, reflecting estimates of the Company’s weighted average cost of capital, which range was derived by application of the CAPM, which takes into account certain company-specific metrics, including the Company’s target capital structure, the cost of long-term debt, after-tax yield on permanent excess cash, if any, forecast tax rate and historical beta, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then calculated an illustrative range of terminal values for the Company and applying illustrative perpetuity growth rates ranging from 1.0% to 3.0%. Goldman Sachs then discounted these illustrative terminal values using the range of illustrative discount rates, as described above. Goldman Sachs then aggregated the present values of the illustrative terminal values with the present values of the illustrative cash flows for each of the fiscal years ending 2015 through 2023 and subtracted the assumed amount of the Company’s net debt as of September 30, 2014 based on public filings to calculate the present values of illustrative equity values of the Company as of September 30, 2014. Goldman Sachs then divided such present values of illustrative equity values by the number of shares on a dynamic dilution basis to calculate the illustrative per Share equity values. This analysis resulted in a range of illustrative value indications of $77.15 to $104.52 per Share.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the biopharmaceutical industry since 2008. These transactions were:

Date of announcement	Acquirer	Target	Premium to 1 day prior to date of announcement	Premium to 52- Week High
December 2014	Otsuka Holdings Co.	Avanir Pharmaceuticals Inc.	13%	11%
September 2014	Endo International plc	Auxilium Pharmaceuticals, Inc.	52%	1%
August 2014	Roche Holdings, Inc.	InterMune, Inc.	63%	55%
April 2014	Mallinckrodt plc	Questcor Pharmaceuticals, Inc.	27%	7%
December 2013	The Bayer Group	Algeta ASA	37%	30%
November 2013	Shire plc	ViroPharma Incorporated	84%	59%
November 2013	Salix Pharmaceuticals, Ltd.	Santarus, Inc.	36%	14%
August 2013	Amgen Inc.	Onyx Pharmaceuticals, Inc.	44%	23%
July 2012	GlaxoSmithKline plc	Human Genome Sciences, Inc	99%	(53)%
June 2012	Bristol-Myers Squibb Company	Amylin Pharmaceuticals, Inc.	101%	68%
May 2011	Teva Pharmaceutical Industries	Cephalon Inc.	39%	14%
June 2010	Celgene Corporation	Abraxis BioScience, Inc.	17%	13%
May 2010	Astellas Pharma Inc.	OSI Pharmaceuticals, Inc.	55%	44%
October 2008	Eli Lilly and Company	ImClone Systems Inc.	51%	0%

For each of the selected transactions, Goldman Sachs calculated and compared, based on information it obtained from company filings, Datastream Professional, Bloomberg, and Wall Street research (each a data source containing historical market prices) the premium represented by the price paid for the target to the closing price per share of the target one day prior to the announcement date and to the intra-day high price per share of the target in the 52-week period prior to the announcement date.

While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile.

Goldman Sachs then calculated, among other things, the 75th and 25th percentile premium represented by the price paid for the target in the selected transactions to both the closing price per share of the target one day prior to the announcement date and to the intra-day high price per share of the target in the 52-week period prior to the announcement date. The following table presents the results of this analysis:

	Premium to 1 day prior	Premium to 52-Week High
High	101%	68%
75th Percentile	61%	41%
Median	47%	14%
25th Percentile	36%	8%
Low	13%	(53)%

Goldman Sachs then applied the ranges for premiums to the closing price per share of the target one day prior to the announcement date, which Goldman Sachs determined in its professional judgment was the most relevant metric to the Company’s closing stock price of $74.36 per Share as of December 5, 2014 (the last trading day prior to the announcement). This analysis resulted in a range of illustrative value indications of $101.13 to $119.72 per Share.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated Transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Company Board as to the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares of the $102.00 in cash per Share to be paid to such holders pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration to be paid pursuant to the Merger Agreement was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

As described above, Goldman Sachs’ opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transaction. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Transaction. Goldman Sachs has provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time. During the two year period ended December 8, 2014, the Investment Banking Division of Goldman Sachs has not received any compensation for the services provided to the Company or its affiliates. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Parent and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunner with respect to a public offering of Parent’s 0.700% Notes due 2016 (aggregate principal amount $1,000,000,000), Floating Rate Notes due 2016 (aggregate principal amount $500,000,000), 1.300% Notes due 2018 (aggregate principal amount $1,000,000,000), Floating Rate Notes due 2018 (aggregate principal amount $1,000,000,000), 2.800% Notes due 2023 (aggregate principal amount $1,750,000,000) and 4.150% Notes due 2043 (aggregate principal amount $1,250,000,000) in May 2013 and has been a participant in Parent’s commercial paper program since January 1990. During the two year period ended December 8, 2014, the Investment Banking Division of Goldman Sachs has received compensation for financial advisory and underwriting services provided to Parent or its affiliates of approximately $2.5 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, Parent and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Company Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. Pursuant to a letter agreement dated December 6, 2014, the Company engaged Goldman Sachs to act as its financial advisor in connection with the contemplated Transaction. The engagement letter between the Company and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $32 million, of which $2.5 million was payable upon execution of the Merger Agreement and approximately $29.5 million is payable contingent upon completion of the Offer. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

For a description of the terms of Goldman Sachs’ engagement letter as the Company’s financial advisor, see the discussion set forth in Item 5 below.

Opinion of Morgan Stanley

Morgan Stanley was retained by the Company to act as its financial advisor in connection with the Company’s review of its strategic alternatives, including a potential sale of the Company, and to render a financial opinion in connection with a possible sale of the Company. The Company Board selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the Company’s industry and its knowledge of the business and affairs of the Company. On December 7, 2014, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the Company Board to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the $102.00 in cash per share to be received by the holders of Shares (other than Shares (x) held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned subsidiary of the Company, (y) owned by Parent, Purchaser or any direct or indirect wholly-owned subsidiary of Parent or Purchaser, or (z) as to which dissenters’ rights have been perfected, collectively the “Excluded Shares”) pursuant to the Merger Agreement was fair from a financial point of view to the holders of such Shares.

The full text of Morgan Stanley’s written opinion to the Company Board dated December 7, 2014 is attached as Annex B to this document and is hereby incorporated into this document by reference in its entirety. Holders of Shares should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the Company Board and addressed only the fairness from a financial point of view, as of the date of the opinion, to the holders of Shares (other than holders of the Excluded Shares) of the $102.00 in cash per share of the Company’s common stock to be received by such holders pursuant to the Merger Agreement. Morgan Stanley’s opinion did not address any other aspects of the Offer or the Merger and did not and does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holders of Shares should vote or act in connection with the Merger or any other matter.

In arriving at its opinion, Morgan Stanley:

•	Reviewed certain publicly available financial statements and other business and financial information of the Company;

•	Reviewed certain Company internal financial statements and other financial and operating data concerning the Company;

•	Reviewed the Forecasts prepared by the management of the Company;

•	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	Reviewed the reported prices and trading activity for the Company’s common stock;

•	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	Reviewed drafts, dated December 7, 2014, of the Merger Agreement and certain related documents; and

•	Performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, and formed a substantial basis for its opinion. With respect to the Company’s financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. See Item 8 under the heading “Additional Information — Certain Company Management Projections” for a summary of this information. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions and that the definitive Merger Agreement would not differ in any respect material to its analysis from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and Merger. In its opinion, Morgan Stanley noted that it is not a legal, tax or regulatory advisor and that as a financial advisor, it relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Shares in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. Morgan Stanley expressed no opinion or recommendation as to how the Company’s stockholders should vote or act in connection with the Offer or the Merger. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of the opinion. Events occurring after the date of the opinion may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to the Company Board. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Unless stated otherwise, the various analyses below were based on the closing price of $74.36 per share of the Company’s common stock as of December 5, 2014, and is not necessarily indicative of current market conditions. Some of the financial analyses summarized below include information presented in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

Historical Trading Range Analysis.

Morgan Stanley reviewed the historical trading range of Shares for the 52-week period ended December 5, 2014. Morgan Stanley observed that, as of December 5, 2014, the closing price of the Company’s common stock was $74.36 per share. Morgan Stanley further observed that the consideration per share of the Company’s common stock of $102.00 offered by Parent pursuant to the Merger Agreement reflects a premium to the trading price of the Company’s common stock on December 5, 2014 and based on the 52-week VWAP and six-month VWAP and the 52-week high, 52-week low, six-month high and six-month low trading prices of the Company’s common stock. The term VWAP refers to the “volume weighted average price” during a reference period, which is a measure of the average price of a share of stock over a given period of time. VWAP is calculated as the aggregate dollar value of Shares traded during the given period over the total volume of Shares traded during such period:

Reference Date	Share Price[1]
At December 5, 2014	$74.36
52-Week VWAP	$69
At 52-Week High (February 28, 2014)	$82
At 52-Week Low (July 23, 2014)	$59
Six-Month VWAP	$68
At Six-Month High (November 28, 2014)	$77
At Six-Month Low (July 23, 2014)	$59

Equity Research Analysts’ Future Price Targets.

Morgan Stanley reviewed and analyzed the future public market trading price targets for the Company’s common stock prepared and published by fifteen equity research analysts as of December 5, 2014. These targets reflected each analyst’s estimate as of the date of publication of the future public market trading price of the Company’s common stock and were not discounted to reflect present values. The range of undiscounted analyst price targets for the Company’s common stock was $64.00 to $97.00, with a median price target of $84.00.

Equity Research Analyst	Date	Price Target
Aegis Financial	10/22/2014	$85.00
Bank of America Merrill Lynch	10/21/2014	$89.00
Cantor Fitzgerald	10/22/2014	$64.00
Cowen Group	10/22/2014	$80.00
Credit Suisse	11/20/2014	$77.00
Goldman Sachs	10/22/2014	$70.00
Jefferies & Co.	11/19/2014	$88.00

[1]	All figures other than the December 5, 2014 closing stock price have been rounded to the nearest full dollar amount.

Equity Research Analyst	Date	Price Target
Mizuho Bank	12/2/2014	$97.00
Morgan Stanley	10/21/2014	$88.00
Oppenheimer	10/21/2014	$83.00
RBC	11/30/2014	$84.00
Robert Baird	10/22/2014	$66.00
SunTrust Banks	11/3/2014	$88.00
UBS	10/21/2014	$90.00
Wedbush Securities	11/3/2014	$70.00

Mean	$81.27
Median	$84.00

Based on its professional judgment and experience, Morgan Stanley discounted each analyst’s price target to present value assuming a cost of equity of 9.4%, which discount rate was based on the Capital Asset Pricing Model using a market risk premium of 6%, a risk-free rate of 2.3% and a beta of 1.19 for the Company’s common stock that was determined by Morgan Stanley using then-available information. This resulted in a discounted analyst price target range for the Company’s common stock as of December 5, 2014, rounded to the nearest full dollar amount, of $59 to $89 with a median of $76. Morgan Stanley noted that the consideration to be received by the holders of Shares pursuant to the Merger Agreement is $102.00 per share.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for Shares and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Premiums Paid Analysis

Morgan Stanley reviewed the premiums paid for selected acquisitions of publicly traded biopharmaceutical companies with marketed products announced during the past six years and with aggregate transaction values of between $2 billion and $15 billion which, in its professional judgment, Morgan Stanley generally considered relevant for purposes of its premiums paid analysis. The following is a list of the transactions reviewed:

Selected Transactions
Announcement Date	Target	Acquiror	Premium to Undisturbed Price
02-Dec-14	Avanir Pharmaceuticals, Inc.	Otsuka Pharmaceutical Co., Ltd.	13%
16-Sep-14	Auxilium Pharmaceuticals, Inc.	Endo International plc	52%
24-Aug-14	InterMune, Inc.	Roche Holdings, Inc.	63%
07-Apr-14	Questcor Pharmaceuticals Inc.	Mallinckrodt PLC	27%
19-Dec-13	Algeta ASA	Bayer AG	37%
11-Nov-13	ViroPharma Incorporated	Shire Pharmaceutical Holdings Ireland Limited	84%
07-Nov-13	Santarus, Inc.	Salix Pharmaceuticals, Ltd.	36%
25-Aug-13	Onyx Pharmaceuticals Inc.	Amgen Inc.	44%
16-Jul-12	Human Genome Sciences, Inc.	GlaxoSmithKline plc	99%
29-Jun-12	Amylin Pharmaceuticals, Inc.	Bristol-Myers Squibb Company	101%
02-May-11	Cephalon, Inc.	Teva Pharmaceutical Industries Ltd.	39%
30-Jun-10	Abraxis BioScience, Inc.	Celgene Corporation	17%

Selected Transactions
Announcement Date	Target	Acquiror	Premium to Undisturbed Price
16-May-10	OSI Pharmaceuticals, Inc.	Astellas Pharma Inc.	55%
06-Oct-08	ImClone Systems Incorporated	Eli Lilly and Company	51%

Morgan Stanley measured the premia paid in the transactions described above over the closing price of the target company’s stock on the trading day immediately prior to the earlier of announcement or leak reports of a potential transaction (the “Undisturbed Price”). This review indicated the following:

	High	75th Percentile	Mean	Median	25th Percentile	Low
Premium to Undisturbed Price	101%	61%	51%	48%	36%	13%

Morgan Stanley then selected the 25th and 75th percentile range of implied premia to the Undisturbed Price of 36% to 61% and applied such range to the closing price of the Company’s common stock of $74.36 per share on December 5, 2014. Morgan Stanley observed that the range of estimated implied values per share of the Company’s common stock based on the 25th and 75th percentile data points as applied to the closing price of the Company’s common stock of $74.36 per share on December 5, 2014, rounded to the nearest full dollar amount, was $101 to $120.

No company or transaction utilized in the precedent transactions analysis is identical to the Company or the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters that are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. Mathematical analysis (such as determining the mean and median) is not in itself a meaningful method of using precedent transaction data.

Sum of the Parts Discounted Cash Flow Analysis.

Morgan Stanley performed a sum-of-the-parts discounted cash flow analysis, which is designed to imply a value of a company in its entirety based on the separate valuation of the company’s business segments. The purpose of the sum-of-the-parts discounted cash flow analysis of the Company was to determine an illustrative net present value per share of the Company’s common stock based on the aggregate of the illustrative net present values calculated by Morgan Stanley for each of the Company’s products and pipeline products, the Company’s estimated selling, general and administrative expenses, the Company’s research and development infrastructure and the net operating loss carryforwards held by the Company. The analysis was based on the following:

•	Morgan Stanley’s analysis was based primarily on two sets of assumptions provided by the Company’s management relating to the Company’s business: (1) a set of assumptions provided by the Company’s management relating to the Company’s business contained in the Adjusted Forecasts and Adjusted Product-Level Forecasts (see Item 8 under the heading “Additional Information — Certain Company Management Projections”) referred to as “Management Base Case” and (2) a set of assumptions provided by the Company’s management relating to the Company’s business which includes certain valuation uplifts contained in the Adjusted Upside Case Forecasts (see Item 8 under the heading “Additional Information — Certain Company Management Projections”) referred to as “Management Upside Case”.

•	Product and pipeline product values included directly allocated costs and impact of unallocated selling, general and administrative expenses. The calculation of the estimated free cash flow of the Company’s products and pipeline products was modeled through the end of the respective product’s life. The analysis did not include any hypothetical future products and as a result assumed no terminal value and excluded the impact of pre-clinical / discovery research and development and related selling, general and administrative expenses. The valuation of the Company’s pipeline products reflected probability of success adjustments as provided by the Company.

•	Morgan Stanley calculated a range of discount rates of 7.9% to 9.7%, reflecting an estimate of the Company’s weighted average cost of capital based on Morgan Stanley’s application of the Capital Asset Pricing Model, which takes into account certain Company-specific metrics, including the Company’s capital structure, the cost of long-term debt, an assumed tax rate and projected beta, as well as certain financial metrics for the financial markets generally.

•	Cash flows were discounted back to December 31, 2014 and the Company’s cash balance was projected as at December 31, 2014, as provided by the Company.

•	In valuing the net operating loss carryforwards of the Company, Morgan Stanley assumed that the Company’s federal net operating loss carryforwards ($552 million as of December 31, 2013) and federal tax credits ($15 million as of December 31, 2013) would be fully monetized as allowed by the Company’s earnings before taxes assuming a 35% federal tax rate.

•	All values represented the Company on a stand-alone basis and did not take into account any synergies.

•	All per share prices in Morgan Stanley’s analysis were rounded to the nearest full dollar amount.

In performing its analysis, Morgan Stanley added the illustrative present values for the Company’s products and pipeline products and the Company’s net operating loss carryforwards and subtracted from that total the illustrative net present value of the Company’s research and development infrastructure to arrive at an aggregate value of the Company. Morgan Stanley then subtracted the Company’s estimated net debt to derive an illustrative total equity value of the Company. For purposes of its analysis, Morgan Stanley divided each of the foregoing illustrative net present values amounts by the number of fully diluted Shares, as calculated based on information in the Company’s most recent public filings and information provided by the Company with respect to dilutive securities outstanding, to show such amount on a per share basis.

Based on Morgan Stanley’s analysis, Morgan Stanley calculated a range of implied equity values per share for the Company’s common stock. The following reflects the results of that analysis, as compared to the consideration per share of the Company’s common stock of $102.00 offered by Parent pursuant to the Merger Agreement:

Net Present Equity Value Per Share (Management Base Case)	Net Present Equity Value Per Share (Management Upside Case)
$83 to $94	$95 to $108

The sum-of-the-parts analysis was prepared for illustrative purposes only and therefore is not a reflection on the feasibility of a transaction involving the Company’s component parts and does not address certain factors, such as tax inefficiencies, other separation transaction costs and change-of-control restrictions, that would be implicated by a sale of the component parts of the Company (and were excluded from Morgan Stanley’s sum-of-the-parts analysis).

General

In connection with the review of the Offer and the Merger by the Company Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of the Company. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company, or the industry, or in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the consideration to be received by the holders of Shares (other than holders of the Excluded Shares) pursuant to the Merger Agreement and in connection with the delivery of its opinion, dated December 7, 2014, to the Company Board. These analyses do not purport to be appraisals or to reflect the prices at which shares might actually trade.

The consideration to be received by the holders of Shares (other than holders of the Excluded Shares) pursuant to the Merger Agreement was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Morgan Stanley provided advice to the Company Board during these negotiations but did not, however, recommend any specific consideration to the Company or the Company Board or that any specific consideration constituted the only appropriate consideration for the Offer and the Merger. Morgan Stanley’s opinion does not address the relative merits of the Offer and the Merger as compared to any alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, Morgan Stanley’s opinion expressed no opinion or recommendation as to whether the Company’s stockholders should tender Shares into the Offer or how they should vote or act in connection with the Merger or any other matter.

Morgan Stanley’s opinion and its presentation to the Company Board was one of many factors taken into consideration by the Company Board in deciding to approve, adopt and authorize the Merger Agreement and the transactions contemplated thereby. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Company Board with respect to the consideration pursuant to the Merger Agreement or of whether the Company Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or for the accounts of their customers, in debt or equity securities or loans of the Company, Parent, or any other company, or any currency or commodity, that may be involved in the contemplated transactions, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Company Board with financial advisory services and a financial opinion, described in this section and attached to this Schedule 14D-9 as Annex B, in connection with the Offer and the Merger, and the Company has agreed to pay Morgan Stanley a fee for its services, $5 million of which became payable when the Company entered into the Merger Agreement and approximately $28 million of which is contingent upon control of more than 50% of the Company’s common stock changing hands. The Company has also agreed to reimburse Morgan Stanley for its expenses, including fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain losses, claims, damages and liabilities, including liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date hereof, Morgan Stanley provided financial advisory and financing services to the Company, including acting as financial advisor to the Company in connection with its acquisition of Optimer Pharmaceuticals, Inc. and as an initial purchaser in the Rule 144A offering of the Company’s 2013 convertible notes, and received approximately $27 million in aggregate fees in connection with such services. In addition, Morgan Stanley is a counter-party to the Company with respect to 35% of the bond hedge and warrant overlay entered into by the Company in connection with the Company’s 2018 and 2020 convertible notes. The consummation of the Merger will result in the unwinding of such bond hedge and warrant transaction. Pursuant to contracts entered into by the Company with its counter-parties (including Morgan Stanley) in connection with this bond hedge and warrant transaction, each of the three counter-parties will receive a net payment, which will be calculated at the time of the closing of the Merger. Morgan Stanley currently estimates that, subject to changes in market conditions or changes to the terms of the Merger and assuming a closing date of February 2, 2015, upon the closing of the Merger, Morgan Stanley will receive a net payment from the Company resulting from the unwind of the bond hedge and warrant transaction currently estimated to not exceed $18 million as a cancellation payment pursuant to the terms of the derivative contracts. In addition, in the two years prior to the date hereof, Morgan Stanley provided financial advisory and financing services for Parent, including acting as financial advisor to Parent in connection with the sale of its Consumer Care business, and participating in debt financing and commercial loan transactions for Parent, and received approximately $35 million in aggregate fees in connection with such services. Two members of Morgan Stanley’s Board of Directors who are deemed by Morgan Stanley’s Board of Directors to be independent are also members of the Parent Board. Morgan Stanley may also seek to provide such services to Parent and the Company in the future and would expect to receive fees for the rendering of these services.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Company retained each of Goldman Sachs and Morgan Stanley to act as its financial advisors in connection with the Offer and, in connection with such engagements, Goldman Sachs and Morgan Stanley each provided their respective opinions described in “Item 4. The Solicitation or Recommendation — Opinions of the Financial Advisors to the Company Board,” which are filed as Annex A and Annex B hereto and are incorporated herein by reference. The Company Board selected Goldman Sachs and Morgan Stanley to serve as the Company’s financial advisors because they are each internationally recognized investment banking firms that have substantial experience in transactions similar to the Offer and Merger, their respective reputation in the investment community and their respective familiarity with the Company and its business.

In connection with Goldman Sachs’ services as the Company’s financial advisor, the Company has agreed to pay Goldman Sachs an aggregate fee of approximately $32 million, of which $2.5 million was payable upon execution of the Merger Agreement and approximately $29.5 million is payable contingent upon completion of the Offer. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including fees and expenses of counsel, and to indemnify Goldman Sachs and related parties against liabilities, including liabilities under federal securities laws, arising from Goldman Sachs’ engagement.

In connection with Morgan Stanley’s services as the Company’s financial advisor, the Company has agreed to pay Morgan Stanley an aggregate fee estimated to be approximately $33 million of which $5 million was payable upon execution of the Merger Agreement and approximately $28 million is payable contingent upon completion of the Offer. In addition, the Company has agreed to reimburse Morgan Stanley for its expenses, including fees and expenses of counsel, and to indemnify Morgan Stanley’s and related parties against liabilities, including liabilities under federal securities laws, arising from Morgan Stanley’s engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, by any of the Company’s directors, executive officers or affiliates or subsidiaries of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

(a)	Golden Parachute Compensation.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers as reflected in the 2014 Proxy Statement (“NEOs”) that is based on or otherwise relates to the Offer, assuming that the Offer was consummated on January 20, 2015 and that the NEO’s employment was terminated by the Company without “cause” or the NEO resigned for “good reason” on the same day. The calculations in the table below include amounts the NEOs would receive as payment for cancellation of stock awards (RSUs and PRSUs) and Stock Option Awards. The calculation in this table below does not include amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are available generally to all of our salaried employees.

Executive(1)	Cash Severance Payment ($)(2)	Value of Equity ($)(3)		Perquisites ($)(4)	Total ($)(5)
Michael Bonney	—	$113,641,100		—	$113,661,100
Thomas DesRosier	$1,123,700	6,561,358		$39,016	7,705,057
Steven Gilman	1,123,700	18,761,814		39,076	19,934,422
Robert Perez	2,400,000	48,242,218	(6)	58,156	50,700,762
Michael Tomsicek	862,639	9,614,972		48,617	10,526,518

(1)	This table does not include David McGirr, the former Chief Financial Officer of the Company, who was a named executive officer in the 2014 Proxy Statement. Effective May 21, 2014, Mr. McGirr entered into a separation agreement with the Company pursuant to which his employment terminated and he will receive no compensation related to the Offer.

(2)	These amounts represent “double trigger” cash severance amounts equal to base salary as of January 20, 2015 for 24 months for Mr. Perez and 18 months for the other NEOs, plus an amount equal to the greater of the 2015 target bonus or the 2014 actual bonus payment.
(3)	These amounts represent “single trigger” cash payments in exchange for cancellation of Stock Options, RSUs and PRSUs at the Effective Time. The amounts shown assume that there are no Stock Option exercises following December 19, 2014. With respect to Stock Options, the amount shown in this column represents the difference between $102.00 and the exercise price for each tranche of unvested Stock Options, multiplied by the number of Shares underlying such Stock Options, and for RSUs and PRSUs, the amount shown in this column represents the value of each Share underlying each unvested RSU and PRSU award, which was valued using a stock price of $102.00 per Share.
(4)	These amounts represented the “double trigger” reimbursements for the Company-portion of medical and dental coverage for 24 months in the case of Mr. Perez and 18 months for the other executive officers, subject to certain conditions. Amounts also include outplacement services to be provided for a period of 12 months.
(5)	The retention letters with the NEOs provide that payments that would be subject to the imposition of an excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended, will be reduced to the maximum amount that will result in no excise tax, if the net after-tax amount of such reduced payments are greater than the amount that would be received without any such reduction. The amounts shown in the Golden Parachute Compensation Table do not reflect any such reduction.
(6)	Mr. Perez is entitled to receive RSUs with a grant date value of $1,250,000 on January 1, 2015 in connection with his promotion to Chief Executive Officer of the Company. This table assumes the grant date price of these RSUs will be $96.31 per Share, the closing price of a Share of the Company’s common stock on December 12, 2014.

(b)	Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer, and who otherwise comply with the applicable procedures for demanding appraisal under DGCL Section 262, will be entitled to seek appraisal for the “fair value” of their Shares as determined by the Delaware Court of Chancery. Stockholders should be aware that a financial advisor’s opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, is not an opinion as to, and does not otherwise address, fair value under DGCL Section 262. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of DGCL Section 262, particularly the procedural steps required to perfect such rights.

Under DGCL Section 262, where a merger is approved under DGCL Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Company Board fixed December 12, 2014 as the record date for purposes of determining the Company stockholders entitled to notice of appraisal rights under Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER DGCL SECTION 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY DGCL SECTION 262 FOR PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF SUCH RIGHTS. The foregoing summary of appraisal rights under DGCL is not complete and is qualified in its entirety by the full text of DGCL Section 262, which is attached to this Schedule 14D-9 as Annex C.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO THE ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH

THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(c)	Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company’s Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

(d)	Regulatory Approvals.

Antitrust in the United States

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Complying with a request for additional information or documentary material may take a significant amount of time.

Parent and the Company expect to file their respective Premerger Notification and Report Forms on or before December 31, 2014 with the FTC and the Antitrust Division relating to the proposed acquisition of the Company.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under state antitrust and consumer protection laws. Private parties may also bring legal action under federal and state antitrust and consumer protection laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Foreign Regulatory Filings

The Company conducts business in a number of foreign countries. In connection with the purchase of the Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. The parties have agreed that it is a condition of the Offer that (i) the transactions contemplated by the Merger Agreement have been cleared under the Austrian Cartel Act (Kartellgesetz 2005) and (ii) the parties have received confirmation from the French Ministry of Economy (in form and substance reasonably satisfactory to Parent) that Articles L151-3 and R153-1 et seq. (as modified by Decree n°2014-479 of May 14, 2014) of the French Financial and Monetary Code do not apply to the transactions contemplated by the Merger Agreement or, in the alternative, requisite authorization without condition of the Ministry of Economy of the transactions contemplated by the Merger Agreement.

(e)	Merger without a Vote.

If the Offer is consummated, the Company will not seek the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Parent consummates the Offer, Parent and the Company intend to effect the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

(f)	Litigation.

On December 12, 2014, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware against the Company, its directors and Parent and Purchaser, captioned as follows: Anne Bradley v. Cubist Pharmaceuticals, Inc., et. al., Case No. 10455-VCN (Del. Ch.). Three additional cases were filed against the same named defendants on December 17, 2014, also in the Court of Chancery of the State of Delaware, captioned as follows: Kevin Koziatek v. Cubist Pharmaceuticals, Inc., et. al., Case No. 10465-VCN (Del. Ch.); Lawrence Weinstein v. Cubist Pharmaceuticals, Inc., et. al., Case No. 10466-VCN (Del. Ch.); and John Savarese v. Cubist Pharmaceuticals, Inc., et. al., Case No. 10469-VCN (Del. Ch.). The complaints allege, among other things, that the Company’s directors breached their fiduciary duties by approving the Merger Agreement, and that the Parent and Purchaser aided and abetted these alleged breaches of fiduciary duty. The complaints seek, among other things, either to enjoin the proposed transaction or to rescind it should it be consummated, as well as money damages, including attorneys’ and experts’ fees.

(g)	Certain Company Management Projections.

Other than full-year financial guidance provided to investors, which may cover such areas as revenue, product gross margins and operating expenses, among other items, and which it may update from time to time during the relevant year, the Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

In connection with its annual preparation of the Company’s long-range plan, the Company’s management prepared certain unaudited prospective financial information that was presented to the Company Board in June 2014, including unadjusted base case forecasts, base case forecasts adjusted for the probability of success of the Company’s portfolio, forecasts reflecting product-level detail adjusted for the probability of success of each product and revenue estimates assuming the achievement of certain targets. In October 2014, the Company Board requested that the Company’s management update the forecasts to reflect changes to the Company’s business following the Company Board meeting in June 2014. Subsequently, in November 2014, the Company’s management further refined the forecasts to reflect the 2015 budget with certain other adjustment. The Company’s unadjusted base case forecasts, as updated through November 2014, are referred to herein as the “Base Case Forecasts”; the Base Case Forecasts, as adjusted to reflect the probability of success of the Company’s products, as updated through November 2014, are referred to herein as the “Adjusted Forecasts”; forecasts reflecting product-level detail adjusted for the probability of success of each product, as updated through November 2014, are referred to as the “Adjusted Product-Level Forecasts”; and revenue estimates assuming the achievement of certain targets, as updated through November 2014, referred to as the “Adjusted Upside Case Forecasts”. Collectively, the Base Case Forecasts, the Adjusted Forecasts, the Adjusted Product-Level Forecasts and the Adjusted Upside Case Forecasts are referred to as the “Forecasts”.

The Company’s management provided the Forecasts, as revised in October and November 2014, to the Company Board in November 2014 for purposes of considering and evaluating Parent’s acquisition proposal and to Goldman Sachs and Morgan Stanley in connection with the rendering of Goldman Sachs’ and Morgan Stanley’s fairness opinions to the Company Board and in performing their related financial analyses, as described above in Item 4 under the heading “The Solicitation or Recommendation – Opinions of the Financial Advisors to the Company Board.” The Company Board directed Goldman Sachs and Morgan Stanley to use the Adjusted Forecasts and the underlying Adjusted Product-Level Forecasts in performing their financial analyses in connection with the rendering of their respective fairness opinions. Prior to the execution of the Merger Agreement, the Company provided a subset of the data contained in the Forecasts to Parent.

The Base Case Forecasts were prepared by the Company’s management based on assumptions they believed to be potentially achievable. The Base Case Forecasts reflect numerous assumptions based on the Company’s products, including: the Company having market exclusivity for Cubicin until June 2018 in the United States and 2021 in the rest of the world, Zerbaxa until 2027 in the United States and 2025 in the European Union, Dificid until 2027, Sivextro until 2028 in the United States and 2030 in the European Union, Entereg until 2030 and Surotomycin until 2031; a successful resolution to the Company’s patent litigation against Hospira; the Company making payments to Teva Pharmaceutical Industries Ltd. related to Cubicin sales commencing in June 2018; the Company making $180 million of milestone payments related to Zerbaxa between 2015 and 2018; the Company making no payments on the contingent value rights tied to sales of Dificid and Sivextro; the Company out-licensing Bevenopran after 2017 with no up-front payments and a royalty rate of 25% from 2018 onward; the Company receiving no revenue from pre-investigational new drug products. The Base Case Forecasts also assumed a cash tax rate of 33% with federal net operating losses and credits valued separately using present value according to usage pace. The Base Case Forecasts also include estimated revenue in 2021-2023 from currently unidentified products equal to $30 million in 2021, $89 million in 2022 and $229 million in 2023. The Base Case Forecasts are summarized below:

$MM	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Revenue	$1,192	$1,424	$1,803	$2,125	$2,291	$2,257	$2,635	$2,922	$3,244	$3,750
GAAP Operating Income	146	174	423	821	885	794	1,048	1,223	1,460	1,806
Non-GAAP COGS Adjustment	97	140	129	129	130	127	126	109	109	106
Non-GAAP OP Ex Adjustment	(25)	12	24	7	3	0	0	0	0	0
Non-GAAP Operating Income	218	326	576	957	1,017	921	1,174	1,332	1,569	1,912
EBITDA	238	345	594	984	1,051	955	1,208	1,366	1,603	1,946
GAAP Net Income	51	57	273	541	589	530	705	828	989	1,224
GAAP EPS	$0.58	$0.64	$3.07	$6.09	$6.63	$5.97	$7.93	$9.32	$11.13	$13.78
Unlevered Free Cash Flow	96	(7)	190	638	546	585	646	734	939	1,101

The Company management prepared the Adjusted Forecasts to reflect the likelihood of approval of Zerbaxa for the treatment of hospital-acquired bacterial pneumonia and ventilator-associated bacterial pneumonia (“HABP/VABP”) and urinary tract infection and intra-abdominal infections (“UTI/IAI”), Sivextro for the treatment of HABP/VABP and acute bacterial skin and skin structure infections (“ABSSSI”), Surotomycin and Bevenopran. The Adjusted Forecasts assume lower probability of success for approval of certain of the Company’s products in certain indications than the Base Case Forecasts, which results in less favorable prospective financial information. The Adjusted Forecasts are summarized below:

$MM	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Revenue	$1,192	$1,424	$1,803	$2,071	$2,184	$2,087	$2,386	$2,589	$2,845	$3,294
GAAP Operating Income	146	174	423	812	867	735	932	1,044	1,221	1,523
Non-GAAP COGS Adjustment	97	140	129	129	130	127	126	109	109	106
Non-GAAP OP Ex Adjustment	(25)	12	24	7	3	0	0	0	0	0
Non-GAAP Operating Income	218	326	576	948	999	862	1,058	1,153	1,330	1,629
EBITDA	238	345	593	973	1,032	896	1,092	1,187	1,363	1,663
GAAP Net Income	51	57	273	535	577	491	627	707	828	1,033
GAAP EPS	$0.58	$0.64	$3.07	$6.03	$6.49	$5.52	$7.06	$7.96	$9.32	$11.63
Unlevered Free Cash Flow	96	(7)	204	655	553	567	593	640	792	929

In connection with preparing the Adjusted Forecasts, the Company also prepared the Adjusted Product-Level Forecasts as set forth below. Product-level earnings before interest and tax (“EBIT”) reflects the allocation of various expenses to the products. It excludes, however, pre-clinical / discovery R&D expenses and related SG&A expenses.

$MM		2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035

Cubicin	Revenue	$1,050	$1,173	$1,273	$1,302	$1,092	$596	$479	$236	$86	$86	$86	$86	$86	$86	$86	$0	$0	$0	$0	$0	$0	$0

	EBIT	628	726	914	1,085	930	507	415	206	85	85	86	86	86	86	86	0	0	0	0	0	0	0

Zerbaxa	Revenue	0	53	207	340	554	795	1,033	1,254	1,430	1,599	1,747	1,846	1,612	1,212	631	383	221	171	71	18	0	0

	EBIT	(164)	(151)	(96)	52	206	368	546	700	812	926	1,004	1,100	1,003	772	403	245	141	108	45	11	0	0

Sivextro	Revenue	9	43	108	156	194	245	286	339	396	445	491	508	542	577	613	146	76	37	10	0	0	0

	EBIT	(60)	(46)	17	67	109	158	200	257	315	359	398	410	443	474	508	124	64	32	9	0	0	0

Entereg	Revenue	59	71	75	83	91	100	109	118	127	137	145	153	162	171	180	190	200	120	40	12	0	0

	EBIT	9	(5)	10	25	37	45	57	69	77	87	95	93	103	117	124	139	152	91	30	9	0	0

Dificid	Revenue	72	84	140	189	229	272	306	325	339	352	372	394	419	446	111	48	31	12	0	0	0	0

	EBIT	(14)	18	64	114	153	208	241	267	282	294	311	328	352	381	102	44	29	12	0	0	0	0

Surotomycin	Revenue	0	0	0	0	19	60	131	217	287	341	368	385	404	424	446	468	491	481	342	126	27	0

	EBIT	(35)	(22)	(23)/(18)[1]	(52)/(42)[1]	(55)	(38)	6	69	152	198	214	217	234	259	276	304	328	322	229	84	18	0

Bevenopran	Revenue	0	0	0	0	4	19	43	71	90	105	111	117	124	131	138	146	44	15	7	0	0	0

	EBIT	(26)	(50)	(43)	(5)/(4)[1]	4	19	43	71	90	105	111	117	124	131	138	146	44	15	7	0	0	0

1.	The first figure was used in Goldman Sachs’ analysis and the second figure was used in Morgan Stanley’s analysis. The difference between the figures is the result of different applications of the probability factors provided by the Company’s management to certain expenses. The Company’s management reviewed the figures and directed the financial advisors to use such figures in their respective financial analyses.

The Company’s management also compared Cubicin and Zerbaxa revenue estimates for the years 2014 through 2035 as used in the Adjusted Forecasts against the Adjusted Upside Case Forecasts. With respect to Cubicin, the Adjusted Upside Case Forecasts assumes a more positive return in terms of volume growth than is reflected in the Adjusted Forecasts. With respect to Zerbaxa, the Adjusted Upside Case Forecasts assumes 20% higher United States and international direct revenue based on a more favorable competitive landscape, among other things, as well as a cost of goods sold margin 10% below the Adjusted Forecasts and international exclusivity being extended by three years as a result of supplementary protection granted in the European Union.

Cubicin

$MM	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035

Base	1,050	1,173	1,273	1,302	1,092	596	479	236	86	86	86	86	86	86	86	0	0	0	0	0	0	0

Upside	1,108	1,198	1,325	1,377	1,153	625	502	247	86	86	86	86	86	86	86	0	0	0	0	0	0	0

Zerbaxa

$MM	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035

Base	0	53	207	340	554	795	1,033	1,254	1,430	1,599	1,747	1,846	1,612	1,212	631	383	221	171	71	18	0	0

Upside	0	74	248	407	662	949	1,233	1,494	1,703	1,901	2,076	2,204	2,264	2,205	1,706	1,239	597	313	147	56	0	0

The Forecasts have been prepared based on information from Company management and are the responsibility of Company management. The Forecasts were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the Forecasts and does not express an opinion or any form of assurance related thereto.

The Forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the impact of legal proceedings, including the outcome of the Company’s litigation against Hospira, the effect of global economic conditions, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s annual report on Form 10-K for the year ended December 31, 2013. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, Company stockholders are cautioned not to place undue, if any, reliance on the Forecasts and they should be evaluated, if at all, in conjunction with the Company’s historical financial statements and other information regarding the Company and its public filings with the SEC. The Forecasts speak only as of the date they were prepared and have not been updated except as described therein. As a result, they do not reflect subsequent events such as the outcome of the Company’s litigation with Hospira or the announcement and pendency of the transaction with Parent.

(h)	Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 contains forward-looking statements that are not historical facts. The Company has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “potential,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “approximate” or “continue,” or the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements may include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; the Forecasts, including revenue and cost projections; statements of expectation or belief; and any statements regarding assumptions underlying any of the foregoing. Investors are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many Shares will be tendered in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer and may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q. Copies of the Company’s filings with the SEC may be obtained at the “Investors” section of the Company’s website at http://www.cubist.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by applicable law or the rules and regulations of the SEC. All forward-looking statements in this Schedule 14D-9 are qualified in their entirety by this cautionary statement. The Company acknowledges that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. The Company is not waiving any other defenses that may be available under applicable law.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 19, 2014 (incorporated by reference to Exhibit (A)(1)(A) to the Schedule TO of Mavec Corporation, filed by Merck & Co., Inc. and Mavec Corporation with the Securities and Exchange Commission on December 19, 2014 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (A)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (A)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (A)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (A)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in The New York Times on December 19, 2014 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Joint Press release issued by Cubist Pharmaceuticals, Inc. and Merck & Co., Inc., dated December 8, 2014 (incorporated herein by reference to the Exhibit 99.1 to Cubist Pharmaceutical, Inc.’s Current Report on Form 8-K filed by Cubist Pharmaceuticals, Inc. on December 8, 2014).

(a)(5)(B)	Opinion, December 8, 2014, of Goldman, Sachs & Co. to the Board of Directors of Cubist Pharmaceuticals, Inc. (incorporated by reference to Annex A attached to this Schedule 14D-9).

(a)(5)(C)	Opinion, December 7, 2014, of Morgan Stanley & Co. LLC to the Board of Directors of Cubist Pharmaceuticals, Inc. (incorporated by reference to Annex B attached to this Schedule 14D-9).

(a)(5)(D)	Press Release, dated December 19, 2014 (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated December 8, 2014, among Merck & Co., Inc., Mavec Corporation and Cubist Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to Cubist Pharmaceutical, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2014).

(e)(2)	Excerpts from Cubist Pharmaceutical Inc.’s Definitive Proxy Statement on Schedule 14A related to the 2014 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on April 21, 2014.

(e)(3)	Form of Retention Letter between Cubist and its Chief Executive Officer (incorporated by reference to Exhibit 10.1, Quarterly Report on Form 10-Q filed on August 6, 2013).

Exhibit No.	Description

(e)(4)	Form of Retention Letter between Cubist and its U.S. Executive Officers other than its Chief Executive Officer (incorporated by reference to Exhibit 10.2, Quarterly Report on Form 10-Q filed on August 6, 2013).

(e)(5)	Amended and Restated 2000 Equity Incentive Plan (incorporated by reference to Exhibit 10.1, Quarterly Report on Form 10-Q filed on May 12, 2008)

(e)(6)	Amended and Restated 2002 Directors’ Equity Incentive Plan (incorporated by reference to Exhibit 10.2, Quarterly Report on Form 10-Q filed on May 1, 2012)

(e)(7)	2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.1, Quarterly Report on Form 10-Q filed on November 2, 2011)

(e)(8)	2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.7, Annual Report on Form 10-K filed on February 27, 2013)

(e)(9)	2014 Omnibus Incentive Plan (incorporated by reference to Appendix C to Cubist Pharmaceutical, Inc.’s Definitive Proxy Statement on Schedule 14A filed on April 21, 2014)

(e)(10)	2014 Omnibus Incentive Plan (incorporated by reference to Appendix B to Cubist Pharmaceutical, Inc.’s Definitive Proxy Statement on Schedule 14A filed on April 21, 2014)

(e)(11)	Cubist Pharmaceuticals, Inc. 2014 Severance Plan (incorporated by reference to Exhibit 10.1 to Cubist Pharmaceutical, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2014).

(e)(12)	Cubist Pharmaceuticals, Inc. 2013 Short-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Cubist Pharmaceutical, Inc.’s Quarterly Report on Form 10-Q filed on May 7, 2013).

(e)(13)	Cubist Pharmaceuticals, Inc. 2014 Short-Term Incentive Plan (incorporated by reference to Exhibit 10.13 to Cubist Pharmaceutical, Inc.’s Annual Report on Form 10-K filed on February 25, 2014).

(e)(14)	Separation Agreement, dated October 20, 2014, by and between Cubist Pharmaceuticals, Inc. and Michael Bonney (“Bonney Separation Agreement”).

(e)(15)	Amendment to Bonney Separation Agreement, dated December 18, 2014.

(e)(16)	Offer Letter issued by Cubist Pharmaceuticals, Inc. to Robert J. Perez on October 18, 2014 (“Perez Offer Letter”).

(e)(17)	Retention Agreement, effective January 1, 2015, between Cubist Pharmaceuticals, Inc. and Robert J. Perez.

(e)(18)	Amendment to Perez Offer Letter dated December 16, 2014.

(e)(19)	Offer Letter issued by Cubist Pharmaceuticals, Inc. to Patrick Vink on November 18, 2014 (“Vink Offer Letter”).

(e)(20)	Amendment to Vink Offer Letter dated December 16, 2014.

Annex A – Opinion, dated December 8, 2014, of Goldman, Sachs & Co. to the Company Board

Annex B – Opinion, dated December 7, 2014, of Morgan Stanley & Co. LLC to the Company Board

Annex C – Section 262 of the Delaware General Corporation Law

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2014	CUBIST PHARMACEUTICALS, INC.

	By:	/s/ Thomas J. DesRosier
Thomas J. DesRosier Executive Vice President, Chief Legal and Administrative Officer

Annex A

PERSONAL AND CONFIDENTIAL

December 8, 2014

Board of Directors

Cubist Pharmaceuticals, Inc.

65 Hayden Avenue

Lexington, MA 02421

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Merck & Co., Inc. (“Merck”) and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Cubist Pharmaceuticals, Inc. (the “Company”) of the $102.00 in cash per Share to be paid to such holders of Shares pursuant to the Agreement and Plan of Merger, dated as of December 8, 2014 (the “Agreement”), by and among Merck, Mavec Corporation, a wholly owned subsidiary of Merck (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $102.00 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned subsidiary of the Company or already owned by Merck, Acquisition Sub or any direct or indirect wholly owned subsidiary of Merck or Acquisition Sub and each Dissenting Share (as defined in the Agreement)) will be converted into the right to be paid $102.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Merck, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time. We also have provided certain financial advisory and/or underwriting services to Merck and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to a public offering of Merck’s 0.700% Notes due 2016 (aggregate principal amount $1,000,000,000), Floating Rate Notes due 2016 (aggregate principal amount $500,000,000), 1.300% Notes due 2018 (aggregate principal amount $1,000,000,000), Floating Rate Notes due 2018 (aggregate principal amount $1,000,000,000), 2.800% Notes due 2023 (aggregate principal amount $1,750,000,000) and 4.150% Notes due 2043 (aggregate principal amount $1,250,000,000) in May 2013. We may also in the future provide financial advisory and/or underwriting services to the Company, Merck and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31,

Board of Directors

Cubist Pharmaceuticals, Inc.

December 8, 2014

2013; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company, including probability of success adjusted Company and product-level forecasts (such adjusted forecasts, the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biopharmaceutical industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Merck and its affiliates) of Shares, as of the date hereof, of the $102.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $102.00 in cash per Share to be paid to the holders (other than Merck and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Merck or the ability of the Company or Merck to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares

Board of Directors

Cubist Pharmaceuticals, Inc.

December 8, 2014

should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $102.00 in cash to be paid to the holders (other than Merck and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.

(GOLDMAN, SACHS & CO.)

Annex B

December 7, 2014

Board of Directors

Cubist Pharmaceuticals, Inc.

65 Hayden Avenue

Lexington, MA 02421

Members of the Board:

We understand that Cubist Pharmaceuticals, Inc. ( “Company”), Merck & Co., Inc. (“Parent”) and Mavec Corporation, a wholly owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated December 7, 2014 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Purchaser of a tender offer (the “Tender Offer”) for any and all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”) of the Company for $102.00 per share in cash, and (ii) the subsequent merger (the “Merger”) of Purchaser with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent, and each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than shares of Company Common Stock (x) held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned Subsidiary of the Company, (y) owned by Parent, Purchaser or any direct or indirect wholly owned Subsidiary of Parent or Purchaser, or (z) as to which dissenters’ rights have been perfected (shares of Company Common Stock referenced in the foregoing clauses (x), (y) and (z) being referred to herein as the “Excluded Shares”), will be converted into the right to receive $102.00 per share in cash (the “Consideration”). The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to the holders of such shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain Company internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

7)	Reviewed the Merger Agreement and certain related documents; and

8)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions and that the definitive Merger Agreement will not differ in any respect material to our analysis from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Tender Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Tender Offer and Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax, and regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. This opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote or act in connection with the Tender Offer or the Merger. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a portion of which will be payable when the Company enters into the Merger Agreement and a substantial portion of which is contingent upon control of more than 50% or more of the Company Common Stock changing hands. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Company and have received fees in connection with such services. In addition, Morgan Stanley is a counterparty to 35% of the bond hedge and warrant overlay to the Company’s 2018 and 2020 convertible notes and the consummation of the Merger will result in the unwind of such bond hedge and warrant and an expected net payment to be made to Morgan Stanley, in an amount to be calculated at the time of closing of the Merger. In addition, in the two years prior to the date hereof, Morgan Stanley provided financial advisory and financing services for Parent and received fees in connection with such services. Morgan Stanley may also seek to provide such services to Parent and the Company in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Parent, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company, in its capacity as such, and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock (other than holders of Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to the holders of such shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

/s/ Susan S. Huang

By:	Susan S. Huang
Vice Chairman and Managing Director

Annex C

§ 262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by

§ 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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